SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                               Amendment No. 4 to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   TREEV, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    894692300

              -----------------------------------------------------
                                 (CUSIP Number)

                                   Ulrich Thol
                            CE Computer Equipment AG

                              Herforder Strasse 155A
                            33609 Bielefeld, Germany

                           Telephone: +49-521-9318-01
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               W. Jeffrey Lawrence
                               Shearman & Sterling
                                 9 Appold Street
                                 Broadgate West
                                 London EC2A 2AP
                                 United Kingdom

                           Telephone: +44 20-7655-5000

                                   May 8, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box |_|.

CUSIP No.  894692300
--------------------------------------------------------------------------------
(1) Name of Reporting Person: CE Computer Equipment Aktiengesellschaft I.R.S. Identification No. of Above Person:
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions):

|_|      (a)

|_|      (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds* (See Instructions): OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):___
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization: Germany

--------------------------------------------------------------------------------
    Number of       (7)   Sole Voting Power:  0
     Shares      ---------------------------------------------------------------
   Beneficially     (8)   Shared Voting Power: 7,026,587 shares of Common Stock
     Owned by    ---------------------------------------------------------------
       Each         (9)   Sole Dispositive Power:   0
    Reporting    ---------------------------------------------------------------
   Person With      (10)  Shared Dispositive Power   0
                 ---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 7,026,587 shares of Common Stock
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11): 44.0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------

------------
* Pursuant to the Amended and Restated Merger Agreement (as defined in response to Item 3), the Reporting Person will, subject to the conditions specified therein, acquire all of the outstanding shares of Issuer Common Stock (as defined in response to Item 1) in exchange for American Depositary Shares, each representing one newly issued ordinary share, without par value, of the Reporting Person.

Introductory Statement

----------------------

         This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (as so amended, the "Schedule"), relating to the beneficial ownership by CE Computer Equipment Aktiengesellschaft, a German corporation, of Issuer Common Stock. All capitalized terms not otherwise defined herein are used herein as defined in the Schedule.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

Item 3 is hereby amended and restated in its entirety as follows:

                  "Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of November 19, 1999 and amended and restated as of May 8, 2000 (as so amended and restated, the "Amended and Restated Merger Agreement"), and subject to the conditions contained therein, the Reporting Person will acquire all the outstanding shares of Issuer Common Stock in exchange for American Depositary Shares ("Reporting Person ADSs"), each representing one newly issued ordinary share, without par value, of the Reporting Person (the "Reporting Person Ordinary Shares"). In connection with the Amended and Restated Merger Agreement, the Reporting Person has entered into a Voting and Registration Rights Agreement, dated as of November 19, 1999 (the "Original Voting Agreement"), as amended by Amendment No. 1 to Voting and Registration Rights Agreement, dated as of May 8, 2000 ("Amendment No. 1 to the Voting Agreement"), with certain beneficial owners of shares of Issuer Common Stock (as so amended, the "Voting Agreement"). As a result of the execution of the Voting Agreement and the New Irrevocable Proxies (as defined below), the Reporting Person may be deemed to be the beneficial owner of the shares of Issuer Common Stock subject to such agreement."

Item 4.           Purpose of Transaction.
                  ----------------------

Item 4 is hereby amended and restated in its entirety as follows:

                  "On May 9, 2000, the Reporting Person and the Issuer issued a press release, a copy of which is attached hereto as Exhibit 28, announcing that, following extensive review with their independent public accountants, they have concluded that the Reporting Person will not account for its pending acquisition of the Issuer as a pooling of interests under applicable U.S. accounting rules. As previously disclosed, the Reporting Person and the Issuer entered into a merger agreement dated as of November 19, 1999 (the "Original Merger Agreement") which provided that the Reporting Person would acquire the Issuer in a transaction that was conditional upon its being accounted for as a pooling of interests. On March 22, 2000, the Reporting Person executed a Letter Waiver, dated March 22, 2000, in favor of the Issuer (the "Letter Waiver"), waiving compliance with the closing condition contained in Section 7.02(g) of the Original Merger Agreement. On May 8, 2000, the Reporting Person and the Issuer executed the Amended and Restated Merger Agreement to reflect, among other things, that (i) the Reporting Person and the Issuer no longer intend that the Merger (as defined below) will be accounted for as a pooling of interests, (ii) the approval of the Amended and Restated Merger Agreement by the stockholders of the Reporting Person is not required and (iii) the Issuer's Series M Convertible Preferred Stock and the Series M1 Convertible Preferred Stock of the Issuer have been converted into Issuer Common Stock.

                  Pursuant to the Amended and Restated Merger Agreement, the Reporting Person will appoint an independent financial institution to act as exchange agent (the "Exchange Agent"). A newly formed, wholly owned subsidiary of the Exchange Agent ("Merger Sub ") will be incorporated in Delaware and will be merged with and into the Issuer (the "Merger"); the separate corporate existence of Merger Sub will cease and the Issuer will be the surviving corporation of the Merger (the "Surviving Corporation"). As soon as possible after the effective time of the Merger, the Exchange Agent (as the sole stockholder of the Surviving Corporation) will contribute to the Reporting Person, for the account of the former stockholders of the Issuer, all of the issued and outstanding shares of the common stock of the Surviving Corporation as a transfer in kind (the "Share Exchange"), and the Reporting Person will issue Reporting Person Ordinary Shares and will cause Reporting Person ADSs to be delivered to the Exchange Agent for the account of the former stockholders of the Issuer. As a result of the Merger and the Share Exchange, the Reporting Person will own all the outstanding shares of Issuer Common Stock and the Issuer will be a wholly owned subsidiary of the Reporting Person.

                  In the Merger, each share of Issuer Common Stock and each share of the Issuer's Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") will be converted into the right to receive Reporting Person ADSs. Under the terms of the Amended and Restated Merger Agreement, the Reporting Person will issue a total of 1,330,000 Reporting Person Ordinary Shares in the form of Reporting Person ADSs in exchange for the outstanding shares of Issuer Common Stock and Series A Preferred Stock and for the outstanding warrants ("Warrants") and options ("Options") for Issuer Common Stock. Each share of Issuer Common Stock will be converted into a proportionate number of the Reporting Person ADSs to be issued in the Merger, after giving effect to the issuance of Reporting Person ADSs in respect of the Series A Preferred Stock, the Options and the Warrants. Each share of Series A Preferred Stock will be converted into Reporting Person ADSs with a value of at least $10.00.

                  Certain beneficial owners of shares of Issuer Common Stock have agreed to vote their shares of Issuer Common Stock in favor of the Merger, the Amended and Restated Merger Agreement and the transactions contemplated by the Amended and Restated Merger Agreement pursuant to the terms of the Voting Agreement. The Reporting Person has the right under the Voting Agreement to vote all the shares of Issuer Common Stock owned by Horace T. Ardinger, Jr.; Douglas Adkins; James J. Leto; Robert P. Bernardi; John F. Burton; C. Alan Peyser; Thomas A. Wilson; Mark A. Paiewonsky; Richard E. McMahon; and Brian H. Hajost (collectively, the "Stockholders"). In addition, each such holder granted an irrevocable proxy dated November 19, 1999 (the "Irrevocable Proxies") in favor of the Reporting Person to vote their shares of Issuer Common Stock in favor of the Original Merger Agreement and the merger contemplated thereby. In connection with the execution of Amendment No. 1 to the Voting Agreement and the amendment and restatement of the Original Merger Agreement, each of the Stockholders has granted a new irrevocable proxy (the "New Irrevocable Proxies") in favor of the Reporting Person to vote their shares of Issuer Common Stock in favor of the Merger, the Amended and Restated Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. As of May 8, 2000, the Stockholders owned in the aggregate 5,374,299 outstanding shares of Issuer Common Stock, representing approximately 33.6% of the shares of Issuer Common Stock then outstanding.

                  As a result of the Merger and the Share Exchange, the Reporting Person will own all the outstanding shares of Issuer Common Stock, and there will not be any shares of Series A Preferred Stock outstanding. Shares of Issuer Common Stock and Series A Preferred Stock are currently traded on the Nasdaq National Market System. Following the Merger and the Share Exchange, the Reporting Person intends to cause the Issuer Common Stock and the Series A Preferred Stock to cease to be authorized to be quoted on the Nasdaq National Market System. In addition, following the Merger and the Share Exchange, the Issuer Common Stock and the Series A Preferred Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Person intends to seek to cause the Issuer to terminate the registration of the Issuer Common Stock and the Series A Preferred Stock under the Exchange Act as soon as possible.

                  Pursuant to the Amended and Restated Merger Agreement, as of the effective time of the Merger, (i) Hans-Jurgen Brintrup and Thomas Wenzke will become the directors of the Surviving Corporation, (ii) Thomas Wenzke will become the Chief Administrative Officer of the Surviving Corporation, (iii) the Certificate of Incorporation of the Surviving Corporation will be amended and restated in its entirety to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to such time (except that the name of the Surviving Corporation shall be "TREEV, Inc.") and (iv) the Bylaws of Merger Sub, as in effect immediately prior to such time, will be the Bylaws of the Surviving Corporation.

                  Except as set forth in this Statement, the Amended and Restated Merger Agreement, the Voting Agreement and the New Irrevocable Proxies, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals named in Schedule I hereto has formulated any plans or proposals which relate to or would result in:
         (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of the Issuer's securities becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

                  The foregoing descriptions of the Original Merger Agreement, the Amended and Restated Merger Agreement, the Voting Agreement, the Irrevocable Proxies, the

         New Irrevocable Proxies and the Letter Waiver do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 27, respectively, and which are incorporated herein by reference in their entirety."

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

                  "As a result of the execution of the Voting Agreement and the New Irrevocable Proxies, the Reporting Person may be deemed to be the beneficial owner of 7,026,587 shares of Issuer Common Stock (which includes 1,652,288 shares of Issuer Common Stock which the Stockholders have the right to acquire within 60 days pursuant to the exercise of Options and Warrants), representing approximately 44.0% of the number of shares of Issuer Common Stock outstanding as of May 8, 2000. The Reporting Person has the right to vote all such shares of Issuer Common Stock in favor of the Merger, the Amended and Restated Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. The Reporting Person does not have the right to vote such shares of Issuer Common Stock in connection with any other matter. Pursuant to the terms of the Voting Agreement, the Stockholders have agreed not to dispose of the shares of Issuer Common Stock, Options or Warrants held by them unless the transferee agrees in writing to be bound by the terms of the Voting Agreement with respect to such shares of Issuer Common Stock, Options or Warrants. The foregoing descriptions of the Voting Agreement and the New Irrevocable Proxies do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibit 2 and Exhibits 17 through 27, respectively, and which are incorporated herein by reference in their entirety.

                  Except as described herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any other person referred to in Schedule I attached hereto, has acquired or disposed of any shares of Issuer Common Stock during the past 60 days."

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------


Item 6 is hereby amended and restated in its entirety as follows:

                  "Except as provided in this Statement, the Amended and Restated Merger Agreement, the Voting Agreement and the New Irrevocable Proxies, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.           Material to Be Filed as Exhibits.
                  --------------------------------

Item 7 is hereby amended and supplemented as follows:

                  16. Amended and Restated Agreement and Plan of Merger, dated as of May 8, 2000, between CE Computer Equipment AG and TREEV, Inc.

                  17. Amendment No. 1 to Voting and Registration Rights Agreement, dated as of May 8, 2000, among CE Computer Equipment AG and certain beneficial owners of shares of Common Stock of TREEV, Inc. set forth on Schedule A to such Amendment No. 1 to Voting and Registration Rights Agreement.

                  18. Irrevocable Proxy, dated as of May 8, 2000, granted by Douglas Adkins in favor of CE Computer Equipment AG.

                  19. Irrevocable Proxy, dated as of May 8, 2000, granted by Horace T. Ardinger, Jr. in favor of CE Computer Equipment AG.

                  20. Irrevocable Proxy, dated as of May 8, 2000, granted by Brian H. Hajost in favor of CE Computer Equipment AG.

                  21. Irrevocable Proxy, dated as of May 8, 2000, granted by Richard E. McMahon in favor of CE Computer Equipment AG.

                  22. Irrevocable Proxy, dated as of May 8, 2000, granted by Mark A. Paiewonsky in favor of CE Computer Equipment AG.

                  23. Irrevocable Proxy, dated as of May 8, 2000, granted by Thomas A. Wilson in favor of CE Computer Equipment AG.

                  24. Irrevocable Proxy, dated as of May 8, 2000, granted by C. Alan Peyser in favor of CE Computer Equipment AG.

                  25. Irrevocable Proxy, dated as of May 8, 2000, granted by John F. Burton in favor of CE Computer Equipment AG.

                  26. Irrevocable Proxy, dated as of May 8, 2000, granted by Robert P. Bernardi in favor of CE Computer Equipment AG.

                  27. Irrevocable Proxy, dated as of May 8, 2000, granted by James J. Leto in favor of CE Computer Equipment AG.

                  28. Press Release issued by the Reporting Person and the Issuer, dated May 9, 2000.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 9, 2000                               CE Computer Equipment AG

                                          By:     /s/ Thomas Wenzke

                                                 -----------------------------
                                                 Name: Thomas Wenzke
                                                 Title: Member of the Board of

                                                                      Management

                                  EXHIBIT INDEX


    Exhibit No.                          Description

    -----------                          -----------

         16 Amended and Restated Agreement and Plan of Merger, dated as of May 8, 2000, between CE Computer Equipment AG and TREEV, Inc.

         17 Amendment No. 1 to Voting and Registration Rights Agreement, dated as of May 8, 2000, among CE
                       Computer Equipment AG and certain beneficial owners of shares of Common Stock of TREEV, Inc. set forth on Schedule A to such Amendment No. 1 to Voting and Registration Rights Agreement.

         18 Irrevocable Proxy, dated as of May 8, 2000, granted by Douglas Adkins in favor of CE Computer Equipment
                       AG.

         19 Irrevocable Proxy, dated as of May 8, 2000, granted by Horace T. Ardinger, Jr. in favor of CE Computer Equipment AG.

         20 Irrevocable Proxy, dated as of May 8, 2000, granted by Brian H. Hajost in favor of CE Computer Equipment AG.

         21 Irrevocable Proxy, dated as of May 8, 2000, granted by Richard E. McMahon in favor of CE Computer Equipment AG.

         22 Irrevocable Proxy, dated as of May 8, 2000, granted by Mark A. Paiewonsky in favor of CE Computer
                       Equipment AG.

         23 Irrevocable Proxy, dated as of May 8, 2000, granted by Thomas A. Wilson in favor of CE Computer Equipment
                       AG.

         24            Irrevocable Proxy, dated as of May 8, 2000, granted by
                       C. Alan Peyser in favor of CE Computer Equipment AG.

         25 Irrevocable Proxy, dated as of May 8, 2000, granted by John F. Burton in favor of CE Computer Equipment AG.

         26 Irrevocable Proxy, dated as of May 8, 2000, granted by Robert P. Bernardi in favor of CE Computer Equipment AG.

         27 Irrevocable Proxy, dated as of May 8, 2000, granted by James J. Leto in favor of CE Computer Equipment AG.

         28 Press Release issued by the Reporting Person and the Issuer, dated May 9, 2000.

                                                                      EXHIBIT 16
                                                                      ----------




                                                                  EXECUTION COPY




================================================================================



                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER


                                     between


                            CE COMPUTER EQUIPMENT AG


                                       and


                                   TREEV, INC.




                          Dated as of November 19, 1999


                  and Amended and Restated as of May 8, 2000



================================================================================

Section                                                                     Page

                            TABLE OF CONTENTS


                                ARTICLE I
                               THE MERGER

 1.01.  Formation of Merger Sub................................................2
 1.02.  The Merger.............................................................2
 1.03.  Effective Time; Closing................................................2
 1.04.  Effect of the Merger...................................................3
 1.05.  Certificate of Incorporation; Bylaws...................................3
 1.06.  Officers...............................................................3
 1.07.  Board of Directors.....................................................3

                                   ARTICLE II
              SHARE EXCHANGE; CONVERSION OF SECURITIES; EXCHANGE OF
                                  CERTIFICATES

 2.01.  The Share Exchange.....................................................3
 2.02.  Conversion of Company Common Stock and Series A Preferred
          Stock................................................................4
 2.03.  Exchange of Shares of Company Common Stock and Series A
          Preferred Stock......................................................5
 2.04.  Treatment of the Company Stock Plans and the Company Warrants..........7
 2.05.  Antidilution Protection For Exchange Ratio.............................8
 2.06.  Treatment of Fractional Shares.........................................8

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

 3.01.  Organization and Qualification; Subsidiaries...........................9
 3.02.  Certificate of Incorporation and Bylaws...............................10
 3.03.  Capitalization........................................................10
 3.04.  Authority Relative to this Agreement..................................11
 3.05.  No Conflict; Required Filings and Consents............................11
 3.06.  Permits; Compliance with Laws.........................................12
 3.07.  SEC Filings; Financial Statements.....................................13
 3.08.  Absence of Certain Changes or Events..................................14
 3.09.  Absence of Litigation.................................................14
 3.10.  Employee Benefit Plans................................................14
 3.11.  Labor Matters.........................................................18
 3.12.  Real Property and Leases..............................................19
 3.13.  Intellectual Property.................................................20
 3.14.  Year 2000 Compliance..................................................22
 3.15.  Taxes.................................................................22
 3.16.  Environmental Matters.................................................24
 3.17.  Material Contracts....................................................24
 3.18.  Insurance.............................................................26
 3.19.  Receivables...........................................................27
 3.20.  Brokers...............................................................27
 3.21.  Tax Matters...........................................................27

Section                                                                     Page

3.22.  Affiliates.............................................................28
3.23.  Vote Required..........................................................28
3.24.  State Takeover Statutes................................................28
3.25.  Opinion of Financial Advisor...........................................28
3.26.  Board Approval.........................................................28

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF PARENT

4.01.  Organization and Qualification; Subsidiaries...........................28
4.02.  Organizational Documents...............................................29
4.03.  Capitalization.........................................................29
4.04.  Authority Relative to this Agreement...................................30
4.05.  No Conflict; Required Filings and Consents.............................30
4.06.  Financial Information, Books and Records...............................31
4.07.  Absence of Certain Changes or Events...................................32
4.08.  Absence of Litigation..................................................32
4.09.  Intellectual Property..................................................32
4.10.  Parent Ordinary Shares.................................................33
4.11.  Brokers................................................................33
4.12.  Tax Matters............................................................33

                                    ARTICLE V
                     CONDUCT OF BUSINESS PENDING THE MERGER

5.01.  Conduct of Business by the Company Pending the Closing.................33
5.02.  Conduct of Business by Parent Pending the Closing......................36

                                   ARTICLE VI
                              ADDITIONAL AGREEMENTS

6.01.  Access to Information; Confidentiality.................................36
6.02.  No Solicitation of Transactions........................................36
6.03.  Registration Statement and Proxy Statement.............................37
6.04.  Stockholders' Meeting..................................................40
6.05.  Further Action; Consents; Filings......................................40
6.06.  Notices of Certain Events..............................................41
6.07.  Letters of Accountants.................................................42
6.08.  Plan of Reorganization.................................................42
6.09.  Continuation of Benefits...............................................43
6.10.  Company Affiliate Letters..............................................43
6.11.  Indemnification of Directors and Officers..............................44
6.12.  Public Announcements...................................................45
6.13.  Stock Exchange Listings................................................45
6.14.  Certain Obligations of Parent..........................................45

Section                                                                     Page

                                   ARTICLE VII
                               CLOSING CONDITIONS

7.01.  Conditions to the Obligations of Each Party to Close...................46
7.02.  Conditions to the Obligations of Parent................................46
7.03.  Conditions to the Obligations of the Company...........................48

                                  ARTICLE VIII
                        TERMINATION, AMENDMENT AND WAIVER

8.01.  Termination............................................................49
8.02.  Effect of Termination..................................................51
8.03.  Amendment..............................................................51
8.04.  Waiver.................................................................52
8.05.  Fees and Expenses......................................................52

                                   ARTICLE IX
                               GENERAL PROVISIONS

9.01.  Non-Survival of Representations and Warranties.........................53
9.02.  Notices................................................................53
9.03.  Certain Definitions....................................................54
9.04.  Severability...........................................................55
9.05.  Entire Agreement; Assignment...........................................56
9.06.  Parties in Interest....................................................56
9.07.  Specific Performance...................................................56
9.08.  Governing Law..........................................................56
9.09.  Consent to Jurisdiction; Venue.........................................56
9.10.  Headings...............................................................57
9.11.  Counterparts...........................................................57

EXHIBITS

EXHIBIT A   List of officers of Surviving Corporation
EXHIBIT B   List of directors of Surviving Corporation
EXHIBIT C   Form of Company Tax Representation Letter
EXHIBIT D   Form of Parent and Merger Sub Tax Representation Letter
EXHIBIT E   Form of Company Affiliate Letter

                             Index of Defined Terms
                             ----------------------


Defined Term                                         Section
------------                                         --------


$                                                    Section 9.03(d)
1998 Company Balance Sheet                           Section 3.07(c)
1998 Parent Balance Sheet                            Section 4.06(b)
accumulated funding deficiency                       Section 3.10(e)
ADR                                                  Section 2.03(b)
affiliate                                            Section 9.03(a)
Agreement                                            Preamble
Banc of America                                      Section 3.20
beneficial owner                                     Section 9.03(b)
Blue Sky Laws                                        Section 3.05(b)(i)
business day                                         Section 9.03(c)
Certificate of Merger                                Section 1.03
Change of Control Right                              Section 6.06(b)
Closing                                              Section 1.03
COBRA                                                Section 3.10(a)
Code                                                 Recitals
Common Stock Exchange Ratio                          Section 2.02(c)
Company                                              Preamble
Company Affiliate Letter                             Section 6.10
Company Common Stock                                 Recitals
Company Disclosure Schedule                          Section 3.01(b)
Company Material Adverse Effect                      Section 3.01(a)
Company Optionholder                                 Section 2.04(a)
Company Permits                                      Section 3.06
Company Preferred Stock                              Section 3.03
Company Reports                                      Section 3.07(a)
Company Shares Trust                                 Section 2.06(b)
Company Stockholder Approval                         Section 3.23
Company Stockholders' Meeting                        Section 6.03(a)(i)
Company Stock Option                                 Section 2.04(a)
Company Stock Plans                                  Section 3.03(v)
Company Systems                                      Section 3.14
Company Warrantholder                                Section 2.04(b)
Competing Transaction                                Section 6.02(a)(iii)
Confidentiality Agreement                            Section 6.01(b)
Determination Period                                 Section 2.02(b)
DGCL                                                 Recitals
Draft Financial Statements                           Section 4.06(c)
Effective Time                                       Section 1.03
Encumbrance                                          Section 6.05(c)
Environmental Laws                                   Section 3.16(a)(ii)
Environmental Permits                                Section 3.16(b)(v)

                         ------------------------------


Defined Term                                         Section
------------                                         -------

ERISA                                                Section 3.10(a)
Ernst & Young                                        Section 2.04(a)
Excess Shares                                        Section 2.06(a)
Exchange Act                                         Section 3.05(b)(i)
Exchange Agent                                       Section 1.01
Exchange Fund                                        Section 2.03(a)
Expenses                                             Section 8.05(c)
F-4 Registration Statement                           Section 6.03(a)(ii)
Governmental Entity                                  Section 3.05(b)
Governmental Order                                   Section 9.03(e)
Hazardous Substances                                 Section 3.16(a)(i)
HSR Act                                              Section 3.05(b)(i)
IAS GAAP                                             Section 4.06(a)
Indemnified Parties                                  Section 6.11(b)
Insurance Amount                                     Section 6.11(c)
Intellectual Property                                Section 3.13(a)
IRS                                                  Section 3.10(a)
Law                                                  Section 3.05(a)(ii)
License Agreements                                   Section 3.13(c)
Material Contracts                                   Section 3.17(a)
Merger                                               Recitals
Merger Consideration                                 Section 2.01
Merger Sub                                           Section 1.01
Merger Sub Common Stock                              Section 1.01
Multiemployer Plan                                   Section 3.10(b)
Multiple Employer Plan                               Section 3.10(b)
NASDAQ                                               Section 2.02(b)
Neuer Markt                                          Section 2.02(b)
Offer Period                                         Section 6.03(f)
Old Company Certificates                             Section 2.03(b)
Option and Warrant Exchange                          Section 2.04(b)
Option Exchange                                      Section 2.04(a)
Original Merger Agreement                            Recitals
Parent                                               Preamble
Parent ADSs                                          Section 2.02(b)
Parent Average Closing Price                         Section 2.02(b)
Parent Disclosure Schedule                           Section 4.01
Parent Financial Statements                          Section 4.06(a)
Parent Interim Financial Statements                  Section 4.06(a)
Parent Material Adverse Effect                       Section 4.01
Parent Ordinary Shares                               Section 2.02(b)
Parent Stock Plan                                    Section 4.03(iii)

                         ------------------------------


Defined Term                                         Section
------------                                         -------
Parent Subsidiaries                                  Section 4.01
PBO                                                  Section 3.10(e)
person                                               Section 9.03(f)
Plans                                                Section 3.10(a)
PricewaterhouseCoopers                               Section 2.04(a)
Proxy Statement                                      Section 6.03(a)
Receivables                                          Section 3.19
Representatives                                      Section 6.01(a)(i)
Returns                                              Section 3.15(b)(i)
SEC                                                  Recitals
Securities Act                                       Section 3.05(b)(i)
Series A Certificate of Designations                 Section 6.06(b)
Series A Holder                                      Section 6.06(b)
Series A Preferred Stock                             Section 2.02
Series A Preferred Stock Exchange Ratio              Section 2.02(b)
Series M Preferred Stock                             Recitals
Series M1 Preferred Stock                            Recitals
Share Exchange                                       Section 2.01
Software                                             Section 3.13(d)(vi)
Software Products                                    Section 6.05(c)
subsidiary/subsidiaries                              Section 9.03(g)
Surviving Corporation                                Section 1.02
Surviving Corporation Common Stock                   Section 2.02(d)
Tax/Taxes                                            Section 3.15(a)
Terminating Company Breach                           Section 8.01(g)
Terminating Parent Breach                            Section 8.01(i)
Termination Fee                                      Section 8.05(b)
Third Party Provisions                               Section 9.06
Third Quarter 1999 Company Balance Sheet             Section 3.10(e)
Trademarks                                           Section 3.13(a)
Trade Secrets                                        Section 3.13(a)
trading day                                          Section 9.03(h)
Transactions                                         Recitals
U.S. GAAP                                            Section 2.03(f)
Voting Agreement                                     Recitals
WARN                                                 Section 3.10(g)
Warrant                                              Section 2.04(b)
Warrant Exchange                                     Section 2.04(b)
Year 2000 Compliant                                  Section 3.14

                  AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of November 19, 1999 and amended and restated as of May 8, 2000 (this
"Agreement"), between CE COMPUTER EQUIPMENT AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("Parent") and TREEV, INC., a Delaware corporation ("Company").


                              W I T N E S S E T H:
                               - - - - - - - - - -


                  WHEREAS, the Board of Directors of the Company (i) has determined that the merger of the Merger Sub (as defined herein) with and into the Company (the "Merger") is fair to and in the best interest of the Company and its shareholders and has approved, and declared the advisability of, this Agreement and the transactions, including, without limitation, the Merger, contemplated hereby (the "Transactions") and (ii) has recommended the adoption of this Agreement and the approval of the Transactions by the shareholders of the Company;

                  WHEREAS, the Management Board (Vorstand) of Parent has approved this Agreement and the Transactions in accordance with the laws of the Federal Republic of Germany and has authorized the execution and delivery of this Agreement;

                  WHEREAS, Parent and the Company entered into an Agreement and Plan of Merger dated as of November 19, 1999 (the "Original Merger Agreement") and they now desire to amend and restate the Original Merger Agreement (it being understood that all references herein to "this Agreement" refer to the Original Merger Agreement as amended and restated hereby and that all references herein to "the date hereof" or "the date of this Agreement" refer to November 19, 1999) to reflect, among other things, that (i) the parties hereto no longer intend that the Merger shall be accounted for as a "pooling of interests" for financial reporting purposes under applicable United States accounting rules and the accounting standards of the United States Securities and Exchange Commission (the "SEC"), (ii) the approval of this Agreement by the stockholders of Parent is not required and (iii) the Company's Series M Convertible Preferred Stock, par value $.0001 per share (the "Series M Preferred Stock"), and the Company's Series M1 Convertible Preferred Stock, par value $.0001 per share (the "Series M 1 Preferred Stock"), have been converted into common stock, par value $.0001 per share, of the Company (the "Company Common Stock");

                  WHEREAS, certain holders of Company Common Stock have entered into a Voting and Registration Rights Agreement with Parent, dated as of November 19, 1999 and amended as of May 8, 2000, (the "Voting Agreement"), pursuant to which such holders of Company Common Stock have agreed to vote all shares of the Company Common Stock owned by them in favor of the Transactions at the Company Stockholders' Meeting (as defined herein);

                  WHEREAS, the Merger will be consummated upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"); and

                  WHEREAS, for United States federal income tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code");

                  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER

                  SECTION 1.01. Formation of Merger Sub. As promptly as practicable following the date hereof, Parent shall appoint a United States bank or trust company or other independent financial institution in the United States reasonably satisfactory to Parent to act as exchange agent for the Share Exchange (as defined below) and the delivery of the Merger Consideration (as defined below) to former stockholders of the Company (the "Exchange Agent"). Following such appointment, the Exchange Agent shall cause to be incorporated pursuant to the DGCL a corporation which shall be a constituent company in the Merger (the "Merger Sub") and which shall not transact any business other than participating in the Merger as described herein. Parent shall enter into an Exchange Agent Agreement with the Exchange Agent in form and substance reasonably satisfactory to Parent and the Company, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement. Solely to accommodate the transactions described in this Article I and Article II, the Exchange Agent shall hold, as the agent of Parent, all the issued and outstanding shares of common stock, par value $.01 per share, of the Merger Sub (the "Merger Sub Common Stock").

                  SECTION 1.02. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time (as defined below), the Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

                  SECTION 1.03. Effective Time; Closing. As promptly as practicable and in no event later than the third business day following the satisfaction or, if permissible, waiver of the conditions set forth in Article VII (or such other date as may be agreed in writing by each of the parties hereto), the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL. The term "Effective Time" means the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by each of the parties hereto and specified in the Certificate of Merger). Immediately prior to the filing of the Certificate of Merger, a closing

(the "Closing") will be held at the offices of Shearman & Sterling, 801 Pennsylvania Avenue, NW, Suite 900, Washington, D.C. 20004 (or such other place as the parties may agree).

                  SECTION 1.04. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and the Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

                  SECTION 1.05. Certificate of Incorporation; Bylaws. (a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, and shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall read as follows:
"The name of the Corporation is TREEV, Inc."

                  (b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

                  SECTION 1.06. Officers. The officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, and such individuals shall serve until their successors shall have been elected and shall qualify. A list of such officers is attached hereto as Exhibit A.

                  SECTION 1.07. Board of Directors. The directors of the Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and such individuals shall serve until their successors shall have been elected and shall qualify. A list of such directors is attached hereto as Exhibit B.

                                   ARTICLE II

              SHARE EXCHANGE; CONVERSION OF SECURITIES; EXCHANGE OF
                                  CERTIFICATES

                  SECTION 2.01. The Share Exchange. Consistent with the terms of this Agreement, as soon as possible after the Effective Time, Parent shall issue the Parent Ordinary Shares (as defined below) underlying the Parent ADSs (as defined below) to be issued on behalf of Parent in connection with the Merger (the "Merger Consideration") and shall cause the Merger Consideration to be delivered to the Exchange Agent for the account of the former stockholders of the Company, and the Exchange Agent shall contribute, for the account of the former stockholders of the Company, all of the issued and outstanding shares of Surviving Corporation Common Stock (as defined below) to Parent as a transfer in kind (the "Share Exchange"). Subject to Section 6.14, such exchange shall be effected in accordance with ss.ss. 203, 185 et seq. (including in particular ss.187) of the German Stock Corporation Law (Aktiengesetz) by registering the implementation of the increase of the Parent stated share capital with the commercial register (Handelsregister) for Parent. At the Effective Time, the obligation of the parties to effect the Share Exchange shall be unconditional.

                  SECTION 2.02. Conversion of Company Common Stock and Series A Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Merger Sub, the Company or the holders of any share of Company Common Stock or of any share of Series A Cumulative Convertible Preferred Stock, par value $.0001 per share, of the Company (the "Series A Preferred Stock"), the outstanding Company Common Stock and Series A Preferred Stock shall be converted as follows:

                  (a) each share of Company Common Stock held in the treasury of the Company or owned by Parent or any direct wholly owned subsidiary of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto;

                  (b) each issued and outstanding share of Series A Preferred Stock, issued and outstanding immediately prior to the Effective Time shall be converted, subject to Section 2.05, into the right to receive the greater of (the "Series A Preferred Stock Exchange Ratio") (i) that number of Parent American Depositary Shares ("Parent ADSs"), each representing one ordinary share, without par value, of Parent (the "Parent Ordinary Shares"), equal to $10.00 divided by the Parent Average Closing Price (as defined below) and (ii) that number of Parent ADSs equal to a fraction (x) the numerator of which is the sum of (A) 0.84 plus (B) 1.20 multiplied by the product of (1) 1.92 and (2) the average closing price per share of Company Common Stock as reported on the NASDAQ National Market System ("NASDAQ") during the period commencing on the 17th trading day prior to the Company Stockholders' Meeting and ending on the third trading day prior to the Company Stockholders' Meeting (the "Determination Period"), and (y) the denominator of which is the Parent Average Closing Price. For purposes of this Section 2.02, the "Parent Average Closing Price" shall be the average closing price per Parent Ordinary Share as reported on the Neuer Markt segment of the Frankfurt Stock Exchange (the "Neuer Markt") during the Determination Period converted into U.S. dollars at the average noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York during the Determination Period;

                  (c) each issued and outstanding share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted, subject to Section 2.05, into the right to receive that number of Parent ADSs (the "Common Stock Exchange Ratio") equal to a fraction (i) the numerator of which is 1,330,000 less the aggregate number of Parent ADSs issuable pursuant to paragraph (b) of this
Section 2.02 and paragraphs (a)(iii) and (b) of Section 2.04 and (ii) the denominator of which is the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time;

                  (d) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding as one validly issued, fully paid and nonassessable share of common stock, par value $.0001 per share, of the Surviving Corporation ("Surviving Corporation Common Stock");

                  (e) to the extent that any person would otherwise be entitled to receive a fraction of a Parent ADS pursuant to this Section 2.02, such fraction shall be treated in accordance with Section 2.06; and

                  (f) in no event shall the number of Parent ADSs issuable in connection with the Transactions exceed 1,330,000.

                  SECTION 2.03. Exchange of Shares of Company Common Stock and Series A Preferred Stock.

                  (a) Exchange Fund. The aggregate Merger Consideration transferred by Parent to the Exchange Agent pursuant to Section 2.01, together with any dividends or other distributions with respect to Parent ADSs to be made pursuant to Section 2.03(c), is referred to herein as the "Exchange Fund".

                  (b) Exchange Procedures. Promptly after the Effective Time, the Exchange Agent will mail to each former record holder of shares of Company Common Stock and each former record holder of shares of Series A Preferred Stock entitled to receive Merger Consideration pursuant to Section 2.02, a form of letter of transmittal which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of a certificate or certificates formerly evidencing shares of Company Common Stock or shares of Series A Preferred Stock (together, the "Old Company Certificates") to the Exchange Agent and instructions for use in effecting the surrender to the Exchange Agent of Old Company Certificates in exchange for Parent ADSs. The letter of transmittal shall contain such other terms and conditions as Parent and the Company shall reasonably specify. Upon surrender of an Old Company Certificate to the Exchange Agent, together with a letter of transmittal duly executed and completed in accordance with the instructions thereto, and any other documents reasonably required by the Exchange Agent or Parent and the Company, (i) the holder of such Old Company Certificate shall be entitled to receive in exchange therefor (x) an American Depositary Receipt ("ADR") registered in the name of such holder evidencing the number of whole Parent ADSs and a check for cash in lieu of any fractional Parent ADS into which the shares of Company Common Stock or Series A Preferred Stock previously evidenced by such Old Company Certificate shall have been converted at the Effective Time and (y) if applicable, a check payable to such holder representing the payment of any dividends and distributions pursuant to Section 2.03(c), and

(ii) such Old Company Certificate shall forthwith be canceled. If any cash is to be paid to, or any ADR evidencing Parent ADSs is to be issued in the name of, a person other than the person in whose name the Old Company Certificate so surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance that the Old Company Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the payment of cash to, or the issuance of an ADR evidencing Parent ADSs in the name of, a person other than the registered holder of the Old Company Certificate so surrendered or shall establish to the satisfaction of the Exchange Agent and Parent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.03, each Old Company Certificate shall, at and after the Effective Time, represent for all purposes only the right to receive Parent ADSs, cash in lieu of any fractional Parent ADS and any dividends and distributions as provided in Section 2.03(c), if any.

                  (c) Dividends; Distributions. No dividends or other distributions declared after the Effective Time on Parent ADSs and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Old Company Certificates with respect to which the Parent ADSs shall have been issued in the Merger. All such dividends or other distributions shall be paid to the Exchange Agent (on behalf of holders of unsurrendered Old Company Certificates) and shall be included in the Exchange Fund, in each case until such Old Company Certificates shall be surrendered as provided herein, but (i) upon such surrender there shall be paid to the person in whose name the ADRs evidencing such Parent ADSs shall be issued and registered the amount of dividends theretofore paid with respect to such Parent ADSs as of any date subsequent to the Effective Time, and (ii) at the appropriate payment date or as soon as practicable thereafter, there shall be paid to such person the amount of dividends with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Parent ADSs, subject in any case to any applicable abandoned property, escheat and similar laws. No interest shall be payable with respect to the payment of such dividends on the surrender of any outstanding Old Company Certificates.

                  (d) No Further Rights in Company Common Stock and Series A Preferred Stock. All Parent ADSs issued upon conversion of the Company Common Stock and the Series A Preferred Stock in accordance with the terms hereof (including any cash paid pursuant to Sections 2.03(b) and 2.03(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock and the Series A Preferred Stock.

                  (e) Transfer Books. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock and shares of Series A Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Company Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for ADRs evidencing Parent ADSs or cash, or both, in accordance with the procedures set forth in this Article II.

                  (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Old Company Certificates one year after the Effective Time shall be delivered by the Exchange Agent to a depositary bank designated by Parent, upon demand, whereupon such depositary bank shall hold the Exchange Fund on behalf of holders of unsurrendered Old Company Certificates, and any holders of the Old Company Certificates who have not theretofore complied with this Section 2.03 shall thereafter look only to Parent or such depositary bank for payment of their claim for Merger Consideration and any dividends or distributions with respect to Parent ADSs and Parent shall cause the depositary bank to satisfy such claim. Such depositary bank shall maintain an office in the City of New York where holders of Old Company Certificates may comply with this Article II. No interest shall be paid in respect of any property or amounts held in the Exchange Fund.

                  (g) Withholding Taxes. Each of the Exchange Agent and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Old Company Certificates such property or amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax law. To the extent that any property or amounts are so withheld by the Exchange Agent or Parent, as the case may be, such withholdings shall be treated for all purposes of this Agreement as having been paid to the holder of the Old Company Certificate in respect of which such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

                  (h) No Liability. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any Parent ADSs, any dividends or distributions with respect to Parent ADSs or any cash from the Exchange Fund, in each case properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                  (i) Lost, Stolen Or Destroyed Certificates. If any Old Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Company Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as such entity may direct as indemnity against any claim that may be made against it with respect to such Old Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Old Company Certificate the appropriate number of Parent ADSs, determined pursuant to Section 2.02, cash in lieu of any fractional Parent ADS and, if applicable, any unpaid dividends and distributions on Parent ADSs deliverable in respect thereof, in each case pursuant to this Agreement.

                  SECTION 2.04. Treatment of the Company Stock Plans and the Company Warrants. (a) Subject to the consummation of the Merger, not later than immediately prior to the Effective Time (i) the Company shall terminate the Company Stock Plans (as defined below) and any other plan, program or arrangement providing for the issuance, grant or purchase of any other interest in respect of the capital stock of the Company without prejudice to the Company Optionholders (as defined below); (ii) the Company shall cause all amounts currently held as cash in participant accounts under the Company's Employee Stock Purchase Plan to be returned to the applicable participants and all previously purchased shares of Company Common Stock held in such accounts to be distributed to the applicable participants; and (iii) the Parent and the Company shall take all actions necessary to provide that each holder (a "Company Optionholder") of an employee stock option (each a "Company Stock Option") that is outstanding immediately prior to the Effective Time will be given the right to receive, in exchange for each such Company Stock Option (whether or not then vested and exercisable), that fraction of a Parent ADS equal to the "fair value" of such Company Stock Option (calculated as generally accepted using the "Black-Scholes" methodology, and as agreed to in good faith by PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") and Ernst & Young LLC ("Ernst & Young")), calculated as of the last day of the Determination Period, divided by the Parent Average Closing Price (the "Option Exchange").

                  (b) Subject to the consummation of the Merger, not later than immediately prior to the Effective Time, the Parent and the Company shall take all actions necessary to provide that each holder (a "Company Warrantholder") of a warrant to acquire Company Common Stock (each a "Warrant") that is outstanding immediately prior to the Effective Time will be given the right to receive, in exchange for each such Warrant (whether or not then exercisable), that fraction of a Parent ADS equal to the "fair value" of such Warrant (calculated as generally accepted using the "Black-Scholes" methodology, and as agreed to in good faith by PricewaterhouseCoopers and Ernst & Young), calculated as of the last day of the Determination Period, divided by the Parent Average Closing Price (the "Warrant Exchange" and, together with the Option Exchange, the "Option and Warrant Exchange").

                  (c) To the extent that any person would otherwise be entitled to receive a fraction of a Parent ADS pursuant to this Section 2.04, such fraction shall be treated in accordance with Section 2.06.

                  SECTION 2.05. Antidilution Protection For Exchange Ratio. If, between the date of this Agreement and the Effective Time, the outstanding Parent Ordinary Shares or shares of Company Common Stock or Series A Preferred Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Common Stock Exchange Ratio and the Series A Preferred Stock Exchange Ratio, as the case may be, shall be appropriately adjusted to provide to the holders of Company Common Stock and Series A Preferred Stock the same economic effect as contemplated by this Agreement prior to such event.

                  SECTION 2.06. Treatment of Fractional Shares. (a) As promptly as practicable following the Effective Time, the Exchange Agent will determine the excess of (x) the aggregate number of Parent ADSs delivered to the Exchange Agent over (y) the aggregate number of whole Parent ADSs to be distributed in connection with the Merger

(such excess being referred to herein as the "Excess Shares"). Following the Effective Time the Exchange Agent will, on behalf of the former stockholders of the Company, sell the Excess Shares at then-prevailing prices on NASDAQ in the manner provided in Section 2.06(b).

                  (b) The sale of the Excess Shares by the Exchange Agent will be executed on NASDAQ through one or more member firms and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in its sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former stockholders of the Company, the Exchange Agent will hold such proceeds in trust for such holders (the "Company Shares Trust"). All commissions, transfer taxes and other out-of-pocket transaction costs incurred in connection with such sale of Excess Shares shall be deducted from the proceeds of such sale. The Exchange Agent will determine the portion of the Company Shares Trust to which each holder of Company Common Stock or Series A Preferred Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock or Series A Preferred Stock is entitled (after taking into account all such shares held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock or Series A Preferred Stock are entitled pursuant to the Merger.

                  (c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock and Series A Preferred Stock with respect to fractional share interests, the Exchange Agent will make available such amounts to such holders. The parties acknowledge that the payment of cash in lieu of the issuance of fractional Parent ADSs is not separately bargained for consideration but merely represents a mechanical rounding off to avoid the administrative and accounting issues that may be caused by the issuance of fractional Parent ADSs.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  The Company hereby represents and warrants to Parent that:

                  SECTION 3.01. Organization and Qualification; Subsidiaries.
(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Company Material Adverse Effect. The term "Company Material Adverse Effect" means any change in or effect on the business conducted by the Company that, individually or in the aggregate with any other changes in or effects on the business conducted by the Company is materially adverse to the business, operations, properties, financial condition, assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company.

                  (b) As of the date of this Agreement, the Company has no subsidiaries. Except as set forth in Section 3.01(a) of the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity.

                  SECTION 3.02. Certificate of Incorporation and Bylaws. The copy of the Company's Restated Certificate of Incorporation and the copy of the Company's Bylaws, each as amended to date, that are both incorporated by reference as exhibits to the Company's Form 10-K for the period ending December 31, 1998 are complete and correct copies thereof. Such Restated Certificate of Incorporation and Bylaws are in full force and effect. The Company is not in violation of any of the provisions of its Restated Certificate of Incorporation or Bylaws.

                  SECTION 3.03. Capitalization. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $.0001 per share (the "Company Preferred Stock"). As of the date hereof, (i) 14,017,001 shares of Company Common Stock are issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock are held in the treasury of the Company, (iii) 1,750,000 shares of Series A Preferred Stock are authorized of which 1,605,025 shares are issued and outstanding, all of which were validly issued, fully paid and nonassessable, (iv) 4,000 shares of Series M Preferred Stock and 1,000 shares of Series M1 Preferred Stock are authorized, all of which are issued and outstanding and were validly issued, fully paid and nonassessable, (v) 1,222,452 shares of Company Common Stock were reserved for future issuance pursuant to the terms of the Warrants and (vi) 3,111,317 shares of Company Common Stock were reserved for issuance pursuant to Company Stock Options granted pursuant to the benefit plans set forth on Section 3.03(a) of the Company Disclosure Schedule (the "Company Stock Plans"). Except for the Company Stock Options granted pursuant to the Company Stock Plans and shares of Company Common Stock issuable pursuant to the Company Stock Plans, the issuance of shares of Company Common Stock upon the conversion of the Company's Series A Preferred Stock and the issuance of shares of

Company Common Stock upon the exercise of the Company's Warrants, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any person. Section 3.03(c) of the Company Disclosure Schedule contains a true and complete list of all Warrants of the Company currently outstanding and exercisable, setting forth the name of the current holder of such Warrant, the number of shares for which such Warrant is exercisable, the exercise price and the expiration date. There are no registration rights that are currently exercisable relating to any Warrants or to any shares of Company Common Stock underlying the Warrants and following the Effective Time, no such registration rights will be exercisable.

                  SECTION 3.04. Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote with respect thereto at the Company Stockholders' Meeting and the filing and recordation of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                  SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation of the Transactions will not, (i) conflict with or violate any provision of the Restated Certificate of Incorporation or Bylaws of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.05(b) have been obtained and all filings and notifications described in
Section 3.05(b) have been made, conflict with or violate any United States (federal, state or local) or foreign statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order ("Law") applicable to the Company or by which any property or asset of the Company is bound or affected or (iii) except as set forth in Section 3.05(a) of the Company Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit (as defined below), franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have a Company Material Adverse Effect nor (B) prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

                  (b) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state or local or any supranational or foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body (a "Governmental Entity"), except (i) applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), state securities or "blue sky" laws ("Blue Sky Laws"), the rules and regulations of NASDAQ, the rules and regulations of the Neuer Markt, state takeover laws, the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), the filing and recordation of the Certificate of Merger as required by the DGCL and as set forth in Section 3.05(b) of the Company Disclosure Schedule, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions or (B) individually or in the aggregate have a Company Material Adverse Effect.

                  SECTION 3.06. Permits; Compliance with Laws. (a) The Company has in effect of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Company Permits"), and all the Company Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, any of the Company Permits, or the failure of any of such Company Permits to be valid and in effect would not, individually or in the aggregate, (i) have a Company Material Adverse Effect, or (ii) except as described in Section 3.06(a) of the Company Disclosure Schedule, prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions, and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

                  (b) Except as disclosed in Section 3.06(b) of the Company Disclosure Schedule, the Company is not in conflict with, or in default or violation of, (i) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected or (iii) any Company Permits, except in the case of each of clauses (i), (ii) or (iii) for any such conflicts, defaults or violations that would neither individually nor in the aggregate, (A) have a Company Material Adverse Effect nor (B) prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

                  SECTION 3.07. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 1996 through the date of this Agreement (collectively, the "Company Reports"). The Company Reports were prepared, and all forms, reports and documents filed with the SEC after the date of this Agreement and prior to the Effective Time will be prepared, in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and contained or will contain all exhibits required to be filed pursuant to the Securities Act or the Exchange Act, as the case may be, and none of the Company Reports contained, at the time it was filed, or, if amended, as of the date of such amendment, nor will any forms, reports and documents filed with the SEC after the date of this Agreement and prior to the Effective Time contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                  (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company Reports and in any form, report or document filed after the date of this Agreement and prior to the Effective Time was, or will be, as the case may be, prepared in accordance with U.S. GAAP, except in the case of unaudited statements as permitted by Form 10-Q under the Exchange Act, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, or will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not, and are not expected, individually or in the aggregate, to have a Company Material Adverse Effect). The books and records of the Company have been and are being maintained in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

                  (c) Except as and to the extent set forth on the audited balance sheet of the Company at December 31, 1998, including the notes thereto, as included in the Company's Form 10-K for the year ended December 31, 1998 (the "1998 Company Balance Sheet"), the Company does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with U.S. GAAP, except for liabilities and obligations incurred since December 31, 1998, which would not have a Company Material Adverse Effect.

                  (d) The Company has heretofore furnished to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

                  SECTION 3.08. Absence of Certain Changes or Events. Since December 31, 1998, except as set forth in Section 3.08 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, or specifically disclosed in any Company Report filed since December 31, 1998 and prior to the date of this Agreement, (a) the Company has conducted its business only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.

                  SECTION 3.09. Absence of Litigation. Except as set forth in
Section 3.09 of the Company Disclosure Schedule or as disclosed in the Company Reports filed with the SEC prior to the date of this Agreement, there is no litigation, suit, claim, action, arbitration or proceeding, or inquiry or investigation of which the Company has received notice, pending or, to the knowledge of the Company, threatened against the Company or any property or asset of the Company, by or before any court, arbitrator or Governmental Entity, domestic or foreign, which (i) if determined in a manner adverse to the Company, would, individually or in the aggregate, have a Company Material Adverse Effect, or (ii) seeks to delay or prevent the consummation of any Transaction. Neither the Company nor any property or asset of the Company is subject to any order, writ, judgment, injunction, decree, determination or award having, individually or in the aggregate, a Company Material Adverse Effect.

                  SECTION 3.10. Employee Benefit Plans. (a) Section 3.10(a) of the Company Disclosure Schedule contains a true and complete list of (i) each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and each other bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which the Company is a party, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer or director of the Company, (ii) each employee benefit plan which is subject to Title IV of ERISA or Section 302 of the Code or the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") and which is maintained, contributed to or to which there is an obligation to contribute by Company or any affiliate, (iii) any plan in respect of which the Company could incur liability under Section 4212(c) of ERISA and (iv) any material contracts, arrangements or understanding between the Company or any of its affiliates and any employee of the Company, including, without limitation, any contracts, arrangements or understandings relating to the sale of the Company (collectively, the "Plans"). Each Plan is in writing and the Company has previously furnished Parent with a true and complete copy of each Plan and a true and complete copy of each material document prepared in connection with each such Plan, or if such Plan is not set forth in a written document, the Company has previously furnished Parent with a written summary of such Plan, including, without limitation, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the Internal Revenue Service ("IRS") Form 5500, filed with respect to the three most recent plan years (iv) the most recently received IRS determination letter for each such Plan, and (v) the actuarial report and financial statement prepared in connection with each such Plan with respect to the three most recent plan years. Other than as specifically disclosed in
Section 3.10(a) of the Company Disclosure Schedule, there are no other material employee benefit plans, programs, arrangements or agreements, whether formal or informal, whether in writing or not, to which the Company is a party, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company, for the benefit of any current or former independent contractor of the Company or any current or former employee, officer or director of the Company. None of the Company or any affiliate has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code or as specifically required by the terms of this Agreement.

                  (b) Other than as specifically disclosed in Section 3.10(b) of the Company Disclosure Schedule, none of the Plans (i) is a multiemployer plan, within the meaning of Sections 3(37) or 4001(a)(3) of ERISA (a "Multiemployer Plan"), or a single employer pension plan, within the meaning of Section 4001(a)(15) of ERISA, for which the Company could incur liability under Sections 4063 or 4064 of ERISA (a "Multiple Employer Plan"); (ii) provides for the payment of separation, severance, termination or similar-type benefits to any person; (iii) obligates the Company to pay separation, severance, termination or other benefits as a result of any Transaction; (iv) obligates the Company to make any payment or provide any benefit that could likely be subject to a tax under Section 4999 of the Code; or (v) provides for or promises post-termination of employee welfare plan benefits within the meaning of Section 3(3) of ERISA, including, without limitation, post-retirement medical or life insurance benefits, to any current or former employee, officer or director of the Company, except for the continuation of health care benefits under COBRA. With respect to each Multiemployer Plan and Multiple Employer Plan, Section 3.10(b) of the Disclosure Schedule sets forth an accurate and current statement of the total amount of withdrawal liability that the Company would incur in the event of a complete withdrawal, within the meaning of Title IV of ERISA, from each such plan. Each of the Plans is subject only to the laws of the United States or a political subdivision thereof.

                  (c) Each Plan which is intended to be qualified under Section 401(a) or Section 401(k) of the Code has received a favorable determination letter from the IRS that such Plan is so qualified, and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that such trust is so exempt. No fact or event has occurred since the date of any such determination letter from the IRS that could likely have an adverse affect on the qualified status of any such Plan or the exempt status of any such trust. Each trust maintained or contributed to by the Company for the benefit of any current or former independent contractor of the Company or any current or former employee, officer or director of the Company which is intended to be qualified as a voluntary employees' beneficiary association exempt from federal income taxation under Sections 501(a) and 501(c)(9) of the Code has received a favorable determination letter from the IRS that it is so qualified and so exempt, and no fact or event has occurred since the date of such determination by the IRS that could adversely affect such qualified or exempt status.

                  (d) There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. None of the Company or any affiliate is currently liable or has previously incurred any liability for any tax or penalty arising under Sections 4971, 4972, 4979, 4980 or 4980B of the Code or Sections 502(c) or 4204, of ERISA, and no fact or event exists which could give rise to any such liability. None of the Company or any affiliate has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee pension benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could give rise to any such liability. No complete or partial termination for purposes of ERISA has occurred within the five years preceding the date hereof with respect to any Plan that the Company has maintained, sponsored or contributed to during the six-year period preceding the Effective Time. No reportable event (within the meaning of Section 4043 of ERISA) has occurred or is expected to occur with respect to any Plan subject to Title IV of ERISA. No asset of the Company is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code; the Company has not been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code; and no fact or event exists which could give rise to any such lien or requirement to post any such security.

                  (e) Each Plan is now and has always been operated in all material respects in accordance with the requirements of all applicable Laws, including, without limitation, ERISA and the Code, and all persons who participate in the operation of such Plans and all Plan "fiduciaries" (within the meaning of Section 3(21) of ERISA) have always acted in all material respects in accordance with the provisions of all applicable Laws, including, without limitation, ERISA and the Code. The Company has always performed all material obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Plan. No legal action, suit or claim is pending or, to the Company's knowledge, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could likely give rise to any such action, suit or claim. No Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived. All contributions, premiums or payments required to be made with respect to any Plan are fully deductible for income tax purposes to the extent permitted by applicable Law, and no such deduction previously claimed has been challenged by any Governmental Entity. The unaudited balance sheet of the Company as at September 30, 1999, including the notes thereto, as included in the Company's Form 10-Q (the "Third Quarter 1999 Company Balance Sheet") reflects an accrual of all amounts of employer contributions and premiums accrued but unpaid with respect to the Plans. With respect to each Plan subject to Title IV of ERISA, the projected benefit obligations ("PBO") of each such Plan (determined in accordance with the assumptions utilized by the Pension Benefit Guaranty Corporation on a termination basis) does not exceed the fair market value of the assets of such Plan (determined as of the date of the most recent actuarial valuation) attributable to such obligations.

                  (f) Other than as specifically disclosed in Section 3.10(f) of the Company Disclosure Schedule, the Company is in compliance with the requirements of the Americans with Disabilities Act.

                  (g) The Company has not incurred any liability under, and has complied in all respects with, the Worker Adjustment Retraining Notification Act and the regulations promulgated thereunder and all similar state and local "plant-closing" laws ("WARN"), and does not reasonably expect to incur any such liability as a result of actions taken or not taken prior to the Effective Time.
Section 3.10(g) of the Company Disclosure Schedule lists (i) all the employees terminated or laid off by the Company during the 90 days prior to the date hereof and (ii) all the employees of the Company who have experienced a reduction in hours of work of more than 50% during any month during the 90 days prior to the date hereof and describes all notices given by the Company in connection with WARN. The Company will, by written notice to Parent, update
Section 3.10(g) of the Company Disclosure Schedule to include any such terminations, layoffs and reductions in hours from the date hereof through the Effective Time and will provide Parent with any related information which they may reasonably request.

                  (h) The Company has made available to Parent true and complete copies of, and where not written, written summaries of (i) all employment and consulting agreements or other arrangements with executive officers of the Company and with each other officer of the Company providing for annual compensation in excess of $60,000, (ii) all severance plans, agreements, programs and policies of the Company with or relating to its employees, (iii) all bonus plans, agreements, programs and policies of the Company with or relating to its employees whether written or unwritten, and (iv) all plans, programs, agreements and other arrangements of the Company with or relating to its employees which contain "change of control" provisions or provide for the acceleration of vesting or the payment of benefits.

                  (i) Other than as specifically disclosed in Section 3.10(i) of the Company Disclosure Schedule, no amount paid or payable by the Company in connection with the Transactions either solely as a result thereof or as a result of such Transactions in conjunction with any other events will be an "excess parachute payment" within the meaning of Section 280G of the Code and there are no agreements or arrangements in place that would result, individually or in the aggregate, in the actual or deemed payment by the Company of any "excess parachute payments" within the meaning of Section 280G of the Code.

                  (j) Except as provided in Section 3.10(j) of the Company Disclosure Schedule or as otherwise required by Law, no Company Benefit Plan provides retiree medical or retiree life insurance benefits to any person, except for any continuation of health care benefits under COBRA.

                  SECTION 3.11. Labor Matters. (a) Except as set forth in
Section 3.11(a) of the Company Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of the Company, threatened between the Company and any of its employees, other than routine proceedings for unemployment or worker's compensation benefits; (ii) the Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company, nor are there any activities or proceedings of any labor union to organize any such employees; (iii) the Company has not breached or otherwise failed to comply with any provision of any collective bargaining agreement or union contract, and there are no grievances outstanding against the Company under any such agreement or contract; (iv) there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board or any current union representation questions involving employees of the Company; (v) there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company; (vi) the Company is in material compliance with all applicable Laws relating to the employment of labor, including, but not limited to, those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Entity and the Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (vii) the Company has paid in full to all its employees or adequately accrued for in accordance with U.S. GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; and (viii) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Entity in any jurisdiction in which the Company has employed or currently employs any Person.

                  (b) Section 3.11(b) of the Company Disclosure Schedule lists the name, accrued vacation, the place of employment, the current annual salary rates, bonuses, deferred or contingent compensation, pension, "golden parachute" and other like benefits paid or payable (in cash or otherwise) in the fiscal year ended December 31, 1999 and which the Company has an obligation or is required to pay, or which are scheduled for payment, in the fiscal year ending December 31, 2000, the date of employment and a description of the position and job function of each current salaried employee whose total annual compensation exceeds $90,000, officer and director of the Company and of each consultant or agent of the Company whose total annual compensation for services provided exceeds $90,000 who is employed or otherwise engaged in the Company.

                  SECTION 3.12. Real Property and Leases (a) Section 3.12(a) of the Company Disclosure Schedule lists: (i) the street address of each parcel of real property leased by the Company, as tenant, (ii) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of leased real property and (iii) the current use of each such parcel of leased real property.

                  (b) The Company has delivered to the Parent true and complete copies of all leases and subleases listed in Section 3.12(a) of the Company Disclosure Schedule and any and all material ancillary documents pertaining thereto (including, but not limited to, all amendments, consents for alterations and documents recording variations and evidence of commencement dates and expiration dates).

                  (c) The Company has sufficient title or leasehold interests to all its properties and assets to conduct its business as currently conducted or as contemplated to be conducted.

                  (d) All leases of real property leased for the use or benefit of the Company to which the Company is a party requiring rental payments in excess of $100,000 during the period of the lease, and all amendments and modifications thereto, are in full force and effect and have not been modified or amended, and there exists no default under any such lease by the Company, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, which would permit any such lease to be terminated by the other party thereto.

                  (e) To the knowledge of the Company, there are no contractual or legal restrictions that preclude or restrict the ability to use any real property leased by the Company for the purposes for which it is currently being used. To the knowledge of the Company, there are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, leased by the Company other than those which would not, individually or in the aggregate, have a Company Material Adverse Effect.

                  SECTION 3.13. Intellectual Property.

                  (a) "Intellectual Property" shall mean: trademarks, service marks, trade names, URLs and Internet domain names, designs and slogans (collectively, "Trademarks"); patents (including any registrations, continuations, continuations in part, renewals and applications for any of the foregoing); copyrights (including any registrations and applications therefor); computer software; databases; technology, trade secrets, confidential information, know-how, proprietary processes, proprietary formulae, proprietary algorithms, proprietary models, customer lists, inventions, source codes and object codes (collectively, "Trade Secrets").

                  (b) Section 3.13(b) of the Company Disclosure Schedule sets forth, for the Intellectual Property owned by the Company, a complete and accurate list of all United States and foreign (i) patents and patent applications; (ii) Trademark registrations (including material Internet domain registrations) and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number), and date issued (or date filed).

                  (c) Section 3.13(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all material license agreements granting to the Company any right to use or practice any rights under any Intellectual Property other than Intellectual Property which is used for infrastructural purposes and is commercially available on reasonable terms, (collectively, the "License Agreements"), indicating for each the title and the parties thereto;

                  (d) Except as disclosed in Section 3.13(d) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect:

                      (i) the Company owns, free and clear of any mortgage, pledge, security interest, attachment, encumbrance, lien or charge of any kind, judgment, order or decree of any court or Government Entity and arbitration awards, all Intellectual Property used in the Company's business, and has a valid and enforceable right to use all of the Intellectual Property licensed to the Company and used in the Company's business;

                      (ii) the conduct of the Company's business as currently conducted does not infringe upon any Intellectual Property rights of any third party;

                      (iii) there is no suit, action, arbitration, cause of action, claim, complaint, criminal prosecution, investigation, demand letter, governmental or other administrative proceeding, whether at law or at equity, before or by any court or Governmental Entity or before any arbitrator pending or, to the Company's knowledge, threatened, or any written claim from any person (A) alleging that the Company's activities or the conduct of its businesses infringes upon, violates, or constitutes the unauthorized use of the Intellectual Property rights of any third party or (B) challenging the ownership, use, validity or enforceability of any Intellectual Property owned by the Company or, to the knowledge of the Company, licensed to the Company;

                      (iv) to the knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any Intellectual Property owned by the Company and no such claims have been brought against any third party by the Company; and

                      (v) the execution, delivery and performance by the Company of this Agreement, and the consummation of the Transactions will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company's rights to own any of its Intellectual Property or its rights under the License Agreements, nor require the consent of any Governmental Entity or third party in respect of any such Intellectual Property.

                      (vi) The Software owned or purported to be owned by the Company was either (A) developed by employees of Company within the scope of their employment; (B) developed by independent contractors who have assigned their rights to the Company pursuant to written agreements; or (C) otherwise acquired by the Company from a third party. For purposes of this Section 3.13(d)(vi), "Software" means any and all (v) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (w) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (x) descriptions, flow- charts and other work product used to design, plan, organize or develop any of the foregoing, (y) the technology supporting any Internet site(s) operated by or on behalf of the Company and (z) all documentation, including user manuals and training materials, relating to any of the foregoing.

                  (e) All material Trademarks registered in the United States or any foreign jurisdiction have been in continuous use by the Company. To the knowledge of the Company, there has been no prior use of such Trademarks by any third party which would confer upon such third party superior rights in such Trademarks; and the material Trademarks registered in the United States or any foreign jurisdiction have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates.

                  (f) Except as would not have a Company Material Adverse Effect, the Company has taken reasonable steps in accordance with normal industry practice to protect the Company's rights in confidential information and Trade Secrets of the Company. Without limiting the foregoing and except as would not have a Company Material Adverse Effect, since June 17, 1996 the Company has enforced a policy of requiring each relevant employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company's standard forms, and, except under confidentiality obligations, to the knowledge of the Company there has been no disclosure by the Company, any of its agents, employees, consultants, contractors or other third party of material confidential information or Trade Secrets.

                  SECTION 3.14. Year 2000 Compliance. The Company has (i) undertaken an assessment of those Company Systems that could be adversely affected by a failure to be Year 2000 Compliant, (ii) developed a plan and time line for rendering such Company Systems Year 2000 Compliant, and (iii) to date, implemented such plan in accordance with such timetable in all material respects. Based on such inventory, review and assessment, all Company Systems are Year 2000 Compliant or will be Year 2000 Compliant as required to avoid having a Company Material Adverse Effect. The Company estimates that, as of June 30, 1999, the total remaining cost of rendering the Company Systems Year 2000 Compliant was $90,000. "Company Systems" means all computer, hardware, Software, Software systems and equipment (including embedded microcontrollers in non-computer equipment) embedded within or required to operate the products of the Company (including existing products and technology and products and technology currently under development), and/or material to or necessary for the Company to carry on its business as currently conducted. "Year 2000 Compliant" means that the Company Systems provide uninterrupted millennium functionality in that the Company Systems will record, store, process and present calendar dates falling on or after January 1, 2000, in the same manner and with the same functionality as the Company Systems record, store, process and present calendar dates falling on or before December 31, 1999.

                  SECTION 3.15. Taxes. (a) For purposes of this Agreement, "Tax" or "Taxes" means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto or with respect to the failure to file any Return in a timely manner) imposed by any governmental or taxing authority including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.

                  (b) (i) All returns and reports in respect of Taxes ("Returns") required to be filed by or with respect to the Company or any of its former subsidiaries or any consolidated, combined or unitary group of which the Company is or was a member since December 31, 1995 have been timely filed; (ii) all Returns required to be filed by or with respect to the Company or any of its former subsidiaries or any consolidated, combined or unitary group of which the Company is or was a member prior to January 1, 1996 have been filed; (iii) all Taxes required on such Returns have been timely paid or accrued for on the books of accounts of the Company; (iv) all such Returns are true, correct and complete in all material respects; (v) no adjustment in excess of $5,000 relating to such Returns has been proposed formally or informally by any taxing authority; (vi) there are no pending or, to the best knowledge of the Company, threatened actions or proceedings for the assessment or collection of Taxes or in respect of any liability for Taxes against the Company; (vii) no consent under Section 341(f) of the Code has been filed with respect to the Company; (viii) there are no tax liens on any assets of the Company; (ix) no acceleration of the vesting schedule, payment or delivery for any (A) property that is substantially nonvested within the meaning of the regulations under Section 83 of the Code, or (B) any form of incentive award (excluding the Company Stock Options) will occur in connection with the transactions contemplated by this Agreement; (x) the Company has not been a member of any partnership or joint venture or the holder of a beneficial interest in any trust (other than a trust described in Section 3.10) during any period for which the statute of limitations for any Tax has not expired; (xi) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xii) the Company is not subject to any accumulated earnings tax penalty or personal holding company tax; and (xiii) all Taxes required by law to be withheld or collected by the Company have been so withheld or collected, and have been properly remitted to the appropriate government or taxing authority when due.

                  (c) (i) There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company may be subject or liable; (ii) the Company (A) has not had and is not projected to have any amount includible in income for the current taxable year under Sections 551 or 951 of the Code, (B) does not have unrecaptured overall foreign losses within the meaning of Section 904(f) of the Code and (C) has not participated in or cooperated with an international boycott within the meaning of Section 999 of the Code; (iii) the Company does not have any (A) income reportable for a period ending after the Effective Time but attributable to a transaction (e.g., an installment sale) occurring in or a change in accounting method made for a period ending on or prior to the Effective Time that resulted in a deferred reporting of income from such transaction or from such change in accounting method (other than a deferred intercompany transaction), or (B) deferred gain or loss arising out of any deferred intercompany transaction; (iv) there are no requests for information currently outstanding that could affect the Taxes of the Company; (v) there are no proposed reassessments of any property (other than real property) owned by the Company or other proposals that could increase the amount of any Tax to which the Company would be subject; (vi) the Company is not obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludibility from gross income of the holder for U.S. federal income tax purposes could be affected by the transactions contemplated hereunder; and (vii) no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

                  (d) Reserves and allowances have been provided for on the 1998 Company Balance Sheet and on the Third Quarter 1999 Company Balance Sheet in an amount adequate to satisfy all liabilities for Taxes relating to the Company through such periods consistent with U.S. GAAP.

                  (e) Section 3.15(e) of the Company Disclosure Schedule sets forth the amount of the Company's federal net operating loss carryforwards as of January 1, 1999.

                  SECTION 3.16. Environmental Matters. (a) For purposes of this Agreement, the following terms shall have the following meanings: (i) "Hazardous Substances" means (A) those substances defined in or regulated under the following U.S. federal statutes and their state or foreign counterparts and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Toxic Substances Control Act and the Clean Air Act; (B) petroleum and petroleum products including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; (D) radon; (E) asbestos; and (F) any substance with respect to which any federal, state or local agency with jurisdiction over such matter requires environmental investigation, monitoring, reporting or remediation; and (ii) "Environmental Laws" means any applicable U.S. federal, state or local or foreign Law relating to (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) otherwise relating to pollution of the environment or the protection of human health.

                  (b) Except as described in Section 3.16 of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) the Company has not violated and is not in violation of any Environmental Law; (ii) there has been no contamination, disposal, spilling, dumping, incineration, discharge, storage, treatment or handling of any Hazardous Substance, on or from any of the properties currently or, to the knowledge of the Company, formerly leased or operated by the Company or any former subsidiary of the Company (including, without limitation, soils and surface and ground waters); (iii) the Company is not actually, or to the knowledge of the Company, potentially or allegedly liable for any off-site contamination by Hazardous Substances; (iv) the Company is not actually, or to the knowledge of the Company, potentially or allegedly liable under any Environmental Law (including, without limitation, pending or threatened liens);
(v) the Company has all permits, licenses and other authorizations required under any Environmental Law ("Environmental Permits"); (vi) the Company has always been and is in compliance with its Environmental Permits; (vii) there are no pending, or, to the knowledge of the Company, threatened claims against the Company relating to any Environmental Law or Hazardous Substance; and (viii) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Entities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

                  SECTION 3.17. Material Contracts. (a) Section 3.17 of the Company Disclosure Schedule contains a list of all contracts and agreements (including, without limitation, oral and informal arrangements) to which the Company is a party and that are material to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of the Company (such contracts, agreements and arrangements as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedule together with all contracts for employment and all contracts and agreements providing for benefits under any Plan required to be listed in Section 3.10 of the Company Disclosure Schedule being referred to herein collectively as the "Material Contracts"). Material Contracts shall include, without limitation, the following, and shall be categorized in the Company Disclosure Schedule as follows:

                  (i) each contract and agreement which (A) is likely to involve consideration of more than $100,000, in the aggregate, during the calendar year ending December 31, 1999, (B) is likely to involve consideration of more than $100,000, in the aggregate, over the remaining term of such contract, and which, in either case, cannot be canceled by the Company without penalty or further payment and without more than 90 days' notice;

                  (ii) all broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company is a party which involve or are likely to involve consideration of $100,000 or more individually or $500,000 or more in the aggregate;

                  (iii) all management contracts (excluding contracts for employment) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any product of the Company to which the Company is a party which involve or are likely to involve consideration of $100,000 or more individually or $500,000 or more in the aggregate;

                  (iv) all contracts and agreements under which the Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness or under which the Company has imposed (or may impose) a security interest or lien on any of its assets, whether tangible or intangible, to secure indebtedness which involve or are likely to involve consideration of $50,000 or more individually or $250,000 or more in the aggregate;

                  (v) all contracts and agreements with any Governmental Entity to which the Company is a party which involve or are likely to involve consideration of $100,000 or more individually or $500,000 or more in the aggregate;

                  (vi) all contracts and agreements that limit the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

                  (vii) all contracts and agreements between or among the Company and any affiliate of the Company; and

                  (viii) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company or the conduct of its business, or the absence of which would, individually or in the aggregate, have a Company Material Adverse Effect.

                  (b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Material Contract is a legal, valid and binding agreement, and none of the Material Contracts is in default by its terms or has been canceled by the other party; the Company is not in receipt of any claim of default under any such agreement; and the Company does not anticipate any termination of, or change to, or receipt of a proposal with respect to, any Material Contract as a result of the Transactions or otherwise. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

                  SECTION 3.18. Insurance. (a) Section 3.18(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time within the past three years, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, type, scope and amount of coverage and (iv) the premium charged.

                  (b) With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (iii) no party to the policy has repudiated in writing, or given notice of an intent to repudiate, any provision thereof; and (iv) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

                  (c) At no time subsequent to January 1, 1997 has the Company
(i) been denied any insurance or indemnity bond coverage which it has requested,
(ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 3.18(a) of the Company Disclosure Schedule will not be available in the future substantially on the same terms as are now in effect.

                  (d) Section 3.18(d) of the Company Disclosure Schedule sets forth all risks against which the Company is self-insured or which are covered under any risk retention program in which the Company participates, together with details of the Company's loss experience during the last five years with respect to product liability risks and during the last three years with respect to all other covered risks.

                  (e) Except as may result from any facts or circumstances relating solely to Parent or any of its affiliates, no insurance policy listed in Section 3.18(a) of the Company Disclosure Schedule will cease to be legal, valid, binding, enforceable in accordance with its terms and in full force and effect on terms identical to those in effect as of the date hereof as a result of the consummation of the Transactions.

                  SECTION 3.19. Receivables. Section 3.19 of the Company Disclosure Schedule sets forth an aged list of the Receivables of the Company as of the date of the Third Quarter 1999 Company Balance Sheet showing separately those Receivables that as of such date had been outstanding (i) 29 days or less,
(ii) 30 to 59 days, (iii) 60 to 89 days, (iv) 90 to 119 days and (v) more than 119 days. Except to the extent, if any, reserved for on the Third Quarter 1999 Company Balance Sheet, all Receivables reflected on the Third Quarter 1999 Company Balance Sheet arose from, and the Receivables existing on the date of Closing will have arisen from, the sale of inventory or services to Persons not affiliated with the Company and in the ordinary course of business consistent with past practice and, except as reserved against on the Third Quarter 1999 Company Balance Sheet, constitute or will constitute, as the case may be, only valid, undisputed claims of the Company not subject to valid claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice. All Receivables reflected on the Third Quarter 1999 Company Balance Sheet or arising from the date thereof until the Closing (subject to the reserve for bad debts, if any, reflected on the Third Quarter 1999 Company Balance Sheet), to the knowledge of the Company, are or will be good and have been collected or are or will be collectible, without resort to litigation or extraordinary collection activity, within 120 days of the Closing (or if the terms of any such Receivable permit payment within a longer period of time, within such period of time). "Receivables" means any and all accounts receivable, notes and other amounts receivable by the Company from third parties, including, without limitation, customers, arising from the conduct of the business of the Company or otherwise before the date of Closing, whether or not in the ordinary course, together with all unpaid financing charges accrued thereon.

                  SECTION 3.20. Brokers. No broker, finder or investment banker (other than Banc of America Securities LLC ("Banc of America")) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Banc of America pursuant to which such firm would be entitled to any payment relating to this Agreement or the Transactions.

                  SECTION 3.21. Tax Matters. Except as disclosed in the Company Reports or in Section 3.21 of the Company Disclosure Schedule, neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Transactions from constituting a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Transactions from so qualifying under Section 368(a) of the Code.

                  SECTION 3.22. Affiliates. Section 3.22 of the Company Disclosure Schedule sets forth the names and addresses of those persons who are, in the Company's reasonable judgment, "affiliates" within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act of the Company.

                  SECTION 3.23. Vote Required. The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the "Company Stockholder Approval").

                  SECTION 3.24. State Takeover Statutes. The Board of Directors of the Company has approved the Merger and this Agreement and such approval is sufficient to render inapplicable to the Merger and this Agreement the provisions of Section 203 of the DGCL to the extent, if any, such Section is applicable to the Merger and this Agreement. To the knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or this Agreement.

                  SECTION 3.25. Opinion of Financial Advisor. The Company has received the written opinion of Banc of America, dated a date reasonably proximate to the date hereof, to the effect that, as of such date, the consideration to be received in the Merger by the Company's security holders is fair to the Company from a financial point of view, a copy of which opinion shall promptly, after the date of this Agreement, be delivered to Parent for informational purposes only. Banc of America has authorized the inclusion of its opinion in full in the Proxy Statement (as defined below).

                  SECTION 3.26. Board Approval. The Board of Directors of the Company has, as of the date of this Agreement, (i) determined that the Transactions are fair to, and in the best interests of the Company and its stockholders, (ii) approved, and declared the advisability of, this Agreement and the Transactions and (iii) recommended that the stockholders of the Company adopt this Agreement and approve the Transactions.

                                   ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES OF
                                     PARENT

                  Parent hereby represents and warrants to the Company that:

                  SECTION 4.01. Organization and Qualification; Subsidiaries. Each of the Parent and each subsidiary of Parent (the "Parent Subsidiaries") has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Parent Material Adverse Effect. Each of Parent and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Parent Material Adverse Effect. The term "Parent Material Adverse Effect" means any change in or effect on the business conducted by Parent that, individually or in the aggregate with any other changes in or effects on the business conducted by Parent is materially adverse to the business, operations, properties, financial condition, assets or liabilities (including, without limitation, contingent liabilities) or prospects of Parent and the Parent Subsidiaries taken as a whole. Section 4.01(a) of the Disclosure Schedule delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule") sets forth a complete and correct list of all the Parent Subsidiaries. Except as set forth in Section 4.01(b) of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary owns directly or indirectly any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity.

                  SECTION 4.02. Organizational Documents. Parent heretofore has furnished to the Company a complete and correct copy of its Articles of Association (Satzung) and Management Board (Vorstand) Rules of Procedure (Geschaftsordnung).

                  SECTION 4.03. Capitalization. As of the date hereof, (i) the stated capital of Parent is [EURO SYMBOL]3,857,145, (ii) the authorized capital of Parent is [EURO SYMBOL]1,928,572.50 and (iii) Parent has conditional capital of [EURO SYMBOL]328,680 for issuance pursuant to stock options to be granted pursuant to the benefit plan referred to in Section 4.03(a) of the Parent Disclosure Schedule (the "Parent Stock Plan"). Except as set forth in Section 4.03(b) of the Parent Disclosure Schedule and except for Parent Ordinary Shares issuable pursuant to the Parent Stock Plan, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which either Parent or any Parent Subsidiary is a party or by which either Parent or any Parent Subsidiary is bound relating to the issued or unissued capital stock of either Parent or any Parent Subsidiary or obligating either Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, either Parent or any Parent Subsidiary. Except as set forth in Section 4.03(c) of the Parent Disclosure Schedule, there are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital stock of any Parent Subsidiary. Except as disclosed in Section 4.03(d) of the Parent Disclosure Schedule, each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by Parent or another Parent Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent's or such other Parent Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where the failure to own such shares free and clear would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as set forth in Section 4.03(e) of the Parent Disclosure Schedule there are no material outstanding contractual obligations of Parent or any Parent Subsidiary to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary which is not wholly owned by Parent or in any other person.

                  SECTION 4.04. Authority Relative to this Agreement. Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and the consummation by Parent of the Transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the Transactions (other than the approval of the Supervisory Board (Aufsichtsrat) of Parent and the filing of the approval of the capital increase by the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) of Parent with the commercial register (Handelsregister) for Parent). This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the other parties hereto and subject to
Section 6.14, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

                  SECTION 4.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent do not, and the performance by Parent of its obligations hereunder and thereunder and the consummation of the Transactions will not, (i) conflict with or violate any provision of the Articles of Association (Satzung) or Management Board (Vorstand) Rules of Procedure (Geschaftsordnung) of Parent, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Parent or by which any property or asset of Parent is bound or affected or (iii) except as set forth in Section 4.05(a) of the Parent Disclosure Schedule, result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (i), (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would neither, individually or in the aggregate, (A) have a Parent Material Adverse Effect nor (B) prevent or materially delay the performance by Parent of its obligations pursuant to this Agreement or the consummation of the Transactions.

                  (b) The execution and delivery of this Agreement by Parent do not, and the performance by Parent of its obligations hereunder and the consummation of the Transactions by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the rules and regulations of NASDAQ, the rules and regulations of the Neuer Markt, state takeover laws, the premerger notification requirements of the HSR Act, the filing and recordation of the Certificate of Merger as required by the DGCL, compliance with the German Stock Corporation Law (Aktiengesetz), the filing of the approval of the capital increase by the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) of Parent with the commercial register (Handelsregister) for Parent and as set forth in Section 4.05(b) of the Parent Disclosure Schedule, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not (A) prevent or materially delay the performance by Parent of its obligations pursuant to this Agreement or the consummation of the Transactions or (B) individually or in the aggregate have a Parent Material Adverse Effect.

                  SECTION 4.06. Financial Information, Books and Records. (a) True and complete copies of (i) the audited consolidated balance sheet of Parent for each of the two fiscal years ended as of December 31, 1997 and December 31, 1998, and the related audited consolidated statements of income and cashflows of Parent, together with all related notes and schedules thereto, accompanied by the reports thereon of the Parent's accountants (collectively referred to herein as the "Parent Financial Statements)" and (ii) the unaudited consolidated balance sheet of Parent as of June 30, 1999, and the related consolidated statements of income and cash flows of Parent, together with all related notes and schedules thereto (collectively referred to herein as the "Parent Interim Financial Statements"), have been made available to the Company by Parent. The Parent Financial Statements and, to the knowledge of Parent, the Parent Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of Parent, (ii) present fairly, in all material respects, the consolidated financial condition and results of operations of Parent and the Parent Subsidiaries as of the dates thereof or for the periods covered thereby, subject, in the case of the Parent Interim Financial Statements, to normal year-end audit adjustments, (iii) have been prepared in accordance with the accounting principles of the International Accounting Standards Committee ("IAS GAAP") applied on a basis consistent with the past practices of Parent (except as may be indicated therein or in the notes or schedules thereto) and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary in accordance with IAS GAAP for a fair presentation of the consolidated financial condition of Parent and the Parent Subsidiaries and the results of the operations of Parent and the Parent Subsidiaries as of the dates thereof or for the periods covered thereby.

                  (b) Except as and to the extent set forth on the consolidated balance sheet of Parent as at December 31, 1998, including the notes thereto (the "1998 Parent Balance Sheet"), neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with IAS GAAP, except for liabilities and obligations incurred since December 31, 1998 which would not have a Parent Material Adverse Effect.

                  (c) The (i) draft unaudited consolidated balance sheets of Parent for each of the two fiscal years ended as of December 31, 1997 and December 31, 1998, and the related draft unaudited consolidated statements of income and cash flows of Parent, together with all related draft notes and schedules thereto and (ii) draft unaudited consolidated balance sheets of Parent as of June 30, 1998 and as of June 30, 1999, and the related draft unaudited consolidated statements of income and cash flows of Parent, together with all related draft notes and schedules thereto (collectively, the "Draft Financial Statements") previously made available to the Company by Parent are set forth in
Section 4.06(c) of the Parent Disclosure Schedule. To the knowledge of Parent, the Draft Financial Statements have been prepared in all material respects in accordance with U.S. GAAP (except as indicated therein or in the notes thereto or as set forth in Section 4.06(c) of the Parent Disclosure Schedule).

                  SECTION 4.07. Absence of Certain Changes or Events. Since December 31, 1998, except as set forth in Section 4.07 of the Parent Disclosure Schedule, or as expressly contemplated by this Agreement, and prior to the date of this Agreement, (a) Parent and the Parent Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, and (b) there has not been (i) any Parent Material Adverse Effect,
(ii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Parent or any redemption, purchase or other acquisition of any of its securities, (iii) any change by Parent in its accounting methods, principles or practices, (iv) any revaluation by Parent of any material asset (including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable), other than in the ordinary course of business consistent in all material respects with past practice, or (v) as of the date hereof, any entry by Parent or any Parent Subsidiary into any commitment or transaction material to Parent and the Parent Subsidiary taken as a whole, except in the ordinary course of business and consistent in all material respects with past practice.

                  SECTION 4.08. Absence of Litigation. Except as set forth in
Section 4.08 of the Parent Disclosure Schedule, there is no suit, action or proceeding pending, and no person has threatened in a writing delivered to Parent since January 1, 1998 to commence any suit action or proceeding, against Parent or any property or asset of Parent that would, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any property or asset of Parent is subject to any order, writ, judgment, injunction, decree, determination or award having, individually or in the aggregate, a Parent Material Adverse Effect.

                  SECTION 4.09. Intellectual Property. Parent owns, or is validly licensed or otherwise has the right to use all Intellectual Property that is material to the conduct of the business of Parent and the Parent Subsidiaries, taken as a whole. As of the date of this Agreement, no suits, actions or proceedings are pending, and no person has threatened in a writing delivered to Parent since January 1, 1998 to commence any suit, action or proceeding, alleging that Parent or any Parent Subsidiaries are infringing the rights of any person with regard to any Intellectual Property, except for suits, actions or proceedings that, individually or in the aggregate, would not have a Parent Material Adverse Effect. To the knowledge of Parent, no person is infringing the Intellectual Property rights of Parent or any Parent Subsidiary, except for infringements which, individually or in the aggregate, would not have a Parent Material Adverse Effect.

                  SECTION 4.10. Parent Ordinary Shares. Subject to Section 6.14, the Parent Ordinary Shares that underlie the Parent ADSs to be delivered in connection with the Merger have been duly authorized by all necessary corporate action, and when issued in accordance with this Agreement, will be validly issued, fully paid and non-assessable and not subject to preemptive rights.

                  SECTION 4.11. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

                  SECTION 4.12. Tax Matters. Except as disclosed in Section 4.12 of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary nor, to the knowledge of Parent, any of their affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that would prevent the Transactions from constituting a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Transactions from so qualifying under
Section 368(a) of the Code.

                                    ARTICLE V

                     CONDUCT OF BUSINESS PENDING THE MERGER

                  SECTION 5.01. Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use all reasonable efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers, employees and consultants of the Company and to preserve the current relationships of the Company with the customers, suppliers and other persons with which the Company has significant business relations. By way of amplification and not limitation, except as set forth in
Section 5.01 of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, the Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:

                  (a) amend or otherwise change its Restated Certificate of Incorporation or Bylaws;

                  (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of,
         (i) any shares of any class of capital stock of the Company, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company (except for (A) the issuance of Company Stock Options to employees of the Company in the ordinary course of business and in a manner consistent with past practice and (B) the issuance of shares of Company Common Stock issuable (v) pursuant to the Company Stock Options; (w) pursuant to the Company's Employee Stock Purchase Plan in accordance with the current terms thereof; (x) as dividends paid to holders of Series A Preferred Stock in accordance with the current terms thereof; (y) upon the exercise of conversion rights of the Company Preferred Stock outstanding on the date of this Agreement; or (z) upon the exercise of Warrants outstanding on the date of this Agreement), or (ii) any property or assets of the Company, except in the ordinary course of business and in a manner consistent with past practice;

                  (c) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any interest in any corporation, partnership, other business organization or person or any division thereof or any assets, other than acquisitions of assets (excluding the acquisition of a business or substantially all of the stock or assets thereof) in the ordinary course of business and in a manner consistent with past practice; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, or make any loans or advances, except for (A) indebtedness for borrowed money incurred in the ordinary course of business, consistent with past practice and incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement, or (B) indebtedness for borrowed money under the Loan and Security Agreement with Greyrock Capital, up to the limit provided for in such agreement as of the date of this Agreement; (iii) enter into any contract or agreement material to the business, results of operations or financial condition of the Company, in either case other than in the ordinary course of business, consistent with past practice;
         (iv) enter into any contract (other than license agreements with end users entered into in the ordinary course of business consistent with past practice) with a value exceeding $500,000 without first submitting it to Parent for review and prior approval; (v) enter into any contract for the license of Software by or to the Company, including, without limitation, any prepaid sale of licenses, other than in the ordinary course of business, consistent with past practice; (vi) enter into any contract with any affiliate or any relative of any of its directors, officers or employees (other than employment agreements); or (vii) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice and which are not, in the aggregate, in excess of $250,000 for the period between the date of this Agreement and December 31, 1999 and not, in the aggregate, in excess of $500,000 for the quarter ending March 31, 2000;

                  (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends paid to holders of Series A Preferred Stock in accordance with the current terms thereof;

                  (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

                  (f) except in the ordinary course of business and in a manner consistent with past practice, increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company, or establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee of the Company;

                  (g) take any action with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable) other than reasonable and usual actions in the ordinary course of business and consistent with past practice, as required by U.S. GAAP or as may be required by the SEC;

                  (h) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability;

                  (i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

                  (j) amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company's rights thereunder, other than in the ordinary course of business and consistent with past practice;

                  (k) commence or settle any material litigation, suit, claim, action, proceeding or investigation; or

                  (l) announce an intention, authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

                  SECTION 5.02. Conduct of Business by Parent Pending the Closing. Parent agrees that, between the date of this Agreement to the Effective Time, and except (i) to the extent the Company shall otherwise consent in writing (which consent will not be unreasonably withheld), (ii) as set forth in
Section 5.02 of the Parent Disclosure Schedule or (iii) as contemplated or permitted by or not inconsistent with this Agreement, Parent shall conduct its business in the ordinary course and in a manner consistent with past practice and, to the extent consistent therewith, use reasonable efforts to preserve substantially intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and other persons with which Parent has significant business relations.

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

                  SECTION 6.01. Access to Information; Confidentiality. (a) Except as prohibited by any confidentiality agreement or similar agreement or arrangement to which Parent or the Company or any of the Parent Subsidiaries is a party or by applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Effective Time, the Company and Parent shall (and Parent shall cause the Parent Subsidiaries to):
(i) provide to each other (and each other's officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, "Representatives")) access at reasonable times upon prior notice to their officers, employees, agents, properties, offices and other facilities and to the books and records thereof, and (ii) furnish promptly such information concerning their business, properties, contracts, assets, liabilities and personnel as the other parties or their Representatives may reasonably request.

                  (b) The parties hereto shall comply with their respective obligations under the Confidentiality Agreement dated July 16, 1999 (the "Confidentiality Agreement") between Parent and the Company with respect to the information disclosed pursuant to this Agreement.

                  (c) No investigation pursuant to this Section 6.01 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

                  SECTION 6.02. No Solicitation of Transactions. From the date hereof to the earlier to occur of the termination of this Agreement and the Effective Time, none of the Company nor any of its affiliates, officers, directors, partners, controlling persons, representatives or agents will (a) solicit, initiate, consider, encourage or accept any other proposals or offers from any person, other than Parent, (i) relating to any acquisition or purchase of all or any portion of the assets or capital stock of the Company (other than sales of inventory in the ordinary course of business consistent with past practice), (ii) to enter into any business combination with the Company, or (iii) to enter into any other extraordinary business transaction involving or otherwise relating to the Company (each a "Competing Transaction"), or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any person, other than Parent, any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any such other Person, to seek to do any of the foregoing; provided, however, that nothing contained in this Section 6.02 shall prohibit the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited (from the date of this Agreement) proposal by such person to acquire the Company pursuant to a merger, consolidation, share exchange, tender offer, exchange offer, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company, if, and only to the extent that, (i) the Board of Directors of the Company, after consultation with outside legal counsel (which may include its regularly engaged outside legal counsel), determines in good faith that such action is required for such Board of Directors to comply with its fiduciary duties to the Company's stockholders under applicable Law and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company obtains from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement. The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with all persons other than Parent conducted heretofore with respect to any of the foregoing. The Company shall notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact, including, without limitation, a description of any financial terms of such proposal, offer, inquiry or contact, if applicable. The Company hereby agrees not to, without the prior written consent of Parent, release any person from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party.

                  SECTION 6.03. Registration Statement and Proxy Statement. (a) As promptly as practicable after the execution of this Agreement, (i) the Company shall prepare and file with the SEC a proxy statement and any amendment or supplement thereto (the "Proxy Statement") to be sent to the stockholders of the Company in connection with the meeting of the Company's stockholders to consider the Transactions (the "Company Stockholders' Meeting") and (ii) Parent shall prepare and file with the SEC the registration statement on Form F-4 and any amendment and supplement thereto pursuant to which the Parent ADSs to be issued in the Transactions (including in connection with the Option and Warrant Exchange) will be registered with the SEC (including any amendments or supplements, the "F-4 Registration Statement"), in which the Proxy Statement shall be included as a prospectus. Copies of the Proxy Statement shall be provided to NASDAQ in accordance with its rules. Each of the parties hereto shall use all reasonable efforts to cause the F-4 Registration Statement to become effective as promptly as practicable. Parent shall use all reasonable efforts to cause the F-4 Registration Statement to remain effective until the closing of the Option and Warrant Exchange. To the extent that presenting this Agreement and the Merger to the Company's stockholders would not violate applicable Law, the Company shall use all reasonable efforts to cause the Proxy Statement to be delivered to the Company's stockholders as promptly as practicable after the F-4 Registration Statement shall have been declared effective under the Securities Act. Parent shall also take any action reasonably required to be taken under any applicable Blue Sky Laws in connection with the issuance of Parent ADSs in the Transactions (including the Option and Warrant Exchange), and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, the Company Optionholders and the Company Warrantholders as may be reasonably requested in connection with any such action. Parent or the Company, as the case may be, shall furnish all information concerning Parent or the Company as the other party may reasonably request in connection with such actions and the preparation of the F-4 Registration Statement and Proxy Statement. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act, (ii) NASDAQ, (iii) the Securities Act and (iv) the DGCL.

                  (b) The Proxy Statement shall include the approval and the declaration of advisability of this Agreement and the Transactions and the recommendation of the Board of Directors of the Company to the Company's stockholders that they vote in favor of the adoption of this Agreement; provided, however, that the Board of Directors of the Company may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation to the extent that the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel (who may be the Company's regularly engaged outside legal counsel), that such withdrawal, modification or change of its recommendation is required by its fiduciary duties to the Company's stockholders under applicable Law. In addition, the Proxy Statement shall include the opinion of Banc of America referred to in Section 3.25.

                  (c) No amendment or supplement to the Proxy Statement or the F-4 Registration Statement shall be made without the prior review of Parent and the Company, and any comments of Parent or the Company provided in a timely manner shall be considered prior to filing such amendment or supplement, to the extent practicable. Each of the parties hereto shall advise the other party hereto, promptly after it receives notice thereof, of the time when the F-4 Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Parent ADSs issuable in connection with the Transactions (including the Option and Warrant Exchange) for offering or sale in any jurisdiction, or of any request by the SEC or NASDAQ for amendment of the Proxy Statement or the F-4 Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

                  (d) The information supplied by the Company for inclusion in the F-4 Registration Statement and the Proxy Statement shall not, at (i) the time the F-4 Registration Statement is filed with the SEC, (ii) the time the F-4 Registration Statement is declared effective, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iv) the time of the Company Stockholders' Meeting, (v) the closing of the Option and Warrant Exchange and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading. If at any time prior to the Effective Time or the closing of the Option and Warrant Exchange, any event or circumstance relating to the Company or its officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the F-4 Registration Statement or the Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the Transactions shall comply as to form in all material respects with the applicable requirements of NASDAQ, the DGCL, the Securities Act and the Exchange Act.

                  (e) The information supplied by Parent for inclusion in the F-4 Registration Statement and the Proxy Statement shall not, at (i) the time the F-4 Registration Statement is filed with the SEC, (ii) the time the F-4 Registration Statement is declared effective, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iv) the time of the Company Stockholders' Meeting,
(v) the closing of the Option and Warrant Exchange and (vi) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading. If, at any time prior to the Effective Time or the closing of the Option and Warrant Exchange, any event or circumstance relating to Parent or any Parent Subsidiary, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the F-4 Registration Statement or the Proxy Statement, Parent shall promptly inform the Company. All documents that Parent are responsible for filing with the SEC in connection with the Transactions shall comply as to form in all material respects with the applicable requirements of NASDAQ, the DGCL, the Securities Act and the Exchange Act.

                  (f) Parent shall cause the Option and Warrant Exchange to be commenced promptly after the F-4 Registration Statement has been declared effective by the SEC and shall use all reasonable efforts to cause the Option and Warrant Exchange to be consummated not later than the Effective Time. Parent shall cause the Option and Warrant Exchange to be commenced by causing the Proxy Statement and related documents to be mailed to each Company Optionholder and Company Warrantholder, and the Proxy Statement shall state, in addition to such other disclosures as are required by applicable Law: (i) that all Company Stock Options and Warrants validly tendered will be accepted for exchange; (ii) the dates of acceptance for exchange (which shall be a period of at least 20 business days from the date the Proxy Statement is mailed) (the "Offer Period"); and (iii) that any Company Stock Option or Warrant not tendered will remain outstanding or otherwise be treated in accordance with its terms. As soon as practicable after the expiration of the Offer Period, Parent shall (i) cause to be accepted for exchange all Company Stock Options or Warrants tendered and not validly withdrawn pursuant to the Exchange Offer and (ii) cause to be canceled all Company Stock Options or Warrants so accepted for exchange by Parent. No fractional Parent ADSs shall be issued in connection with the Option and Warrant Exchange. Each Company Optionholder or Company Warrantholder who would otherwise be entitled to receive a fraction of a Parent ADS shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) the fractional Parent ADS interest to which such Company Optionholder or Company Warrantholder (after taking into account all fractional Parent ADS interests then held by such holder) would otherwise be entitled by (ii) the Parent Average Closing Price. The Option and Warrant Exchange shall not be subject to any conditions other than the occurrence of the Effective Time.

                  SECTION 6.04. Stockholders' Meeting. (a) To the extent that convening and holding a meeting would not violate applicable law, the Company shall call and hold the Company Stockholders' Meeting as promptly as practicable, for the purpose of voting upon the adoption of this Agreement and the Merger contemplated hereby. The Company shall use all reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement pursuant to the Proxy Statement and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL or applicable stock exchange requirements to obtain such approval, except to the extent that the Board of Directors of the Company determines in good faith after consultation with outside legal counsel (who may be the Company's regularly engaged outside legal counsel) that the withdrawal, modification or change of its recommendation is required by its fiduciary duties to the Company's stockholders under applicable Law.

                  (b) The Company, subject to the exercise of its fiduciary duties to its stockholders, as described in this Section 6.04, shall take all other action necessary or, in the opinion of the other parties hereto, advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable Law and the Company's Certificate of Incorporation and Bylaws to consummate and make effective the Transactions.

                  SECTION 6.05. Further Action; Consents; Filings. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, (ii) use all reasonable efforts to obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Transactions required under
(A) the rules and regulations of the NASDAQ, (B) the rules and regulations of the Neuer Markt, (C) the Securities Act, the Exchange Act and any other applicable federal or state securities Laws, (D) the HSR Act and (E) any other applicable Law. The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, Parent shall not be required to sell, license, waive any rights in or to, or otherwise dispose of or hold separate or in trust any part of the assets or business of the Company or any part of the assets or business of Parent or any of its affiliates or otherwise enter into any type of agreement or arrangement, including, without limitation, a consent decree, with any Governmental Entity.

                  (b) Parent and the Company shall file as promptly as practicable after the date of this Agreement notifications under the HSR Act and shall respond as promptly as practicable to all inquiries or requests received from the Federal Trade Commission or the Antitrust Division of the Department of Justice for additional information or documentation and shall respond as promptly as practicable to all inquiries and requests received from any state attorney general or other Governmental Entity in connection with antitrust matters. The parties shall cooperate with each other in connection with the making of all such filings or responses, including providing copies of all such documents to the other party and its advisors prior to filing or responding.

                  (c) To the extent requested by Parent, the Company shall cooperate with Parent to identify any "Encumbrances" that may adversely affect the Company's right to sublicense any Intellectual Property rights owned or licensed by the Company (including the right to further sublicense such rights) in the Company's client or server software (including without limitation development tools, tests and other development components) which will exist as of the Effective Time, and any maintenance upgrades and new releases of such software, if any, which will be already in progress at the Company as of the Effective Time, and/or any components of the foregoing (collectively, the "Software Products"). Such cooperation shall include, upon Parent's request, granting Parent full access, subject to existing or other reasonable confidentiality restrictions, to the Company's technology licenses, acquisition agreements and Intellectual Property claims relating to the Software Products. "Encumbrance" means any restriction or limitation that would prevent or materially limit or restrict the Company's ability to sublicense any Intellectual Property right owned or licensed by the Company (including the right to further sublicense such rights) with respect to the Software Products, including, without limitation, limitations on source code access and sublicensing rights, as well as prohibitions or required consents to assignment of rights from the Company to the Parent upon the Effective Time which rights, if not available, would constitute an Encumbrance. The Company shall use all reasonable efforts in consultation with Parent to remove, limit or diminish such Encumbrances in a reasonable priority order designated by the Parent, with the goal of removing or minimizing as soon as practicable all such Encumbrances and having no ongoing financial obligations in connection therewith.

                  SECTION 6.06. Notices of Certain Events. (a) Each of Parent and the Company shall give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions; (ii) any notice or other communication from any Governmental Entity in connection with the Transactions;
(iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, Parent or the Parent Subsidiaries that could delay or otherwise affect the consummation of the Transactions; (iv) the occurrence of a default or event that, with the giving of notice or lapse of time or both, would become a default under any Material Contract of the Company; (v) any change or event that is reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect or is reasonably likely to delay or impede the ability of either the Company or Parent to perform its respective obligations pursuant to this Agreement or to consummate the Transactions; (vi) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (x) any representation or warranty of such party contained in this Agreement to be untrue or inaccurate or
(y) any covenant, condition or agreement of such party contained in this Agreement not to be complied with or satisfied; and (vii) any failure of Parent or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

                  (b) The Company shall give prompt notice to Parent of the exercise by any holder of the Company's Series A Preferred Stock of any right or benefit (a "Change of Control Right") of such holder of Series A Preferred Stock as a "Series A Holder" (as defined in the Certificate of Amendment to Certificate of Designations of Series A Cumulative Convertible Preferred Stock of Network Imaging Corporation, the previous name of the Company (the "Series A Certificate of Designations")) as a result of a "Change of Control" (as defined in the Series A Certificate of Designations).

                  SECTION 6.07. Letters of Accountants. Parent shall use all reasonable efforts to cause to be delivered to the Company a "comfort" letter of PricewaterhouseCoopers dated and delivered as of the date the F-4 Registration Statement shall have become effective and a "bring-down comfort" letter of PricewaterhouseCoopers dated and delivered as of the Effective Time. The Company shall use all reasonable efforts to cause to be delivered to Parent a "comfort" letter of Ernst & Young dated and delivered as of the date the F-4 Registration Statement shall have become effective and a "bring-down comfort" letter of Ernst & Young dated and delivered as of the Effective Time. Each such letter shall be addressed to Parent and the Company, and shall be in form and substance reasonably satisfactory to the recipient thereof and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with mergers such as the one contemplated by this Agreement.

                  SECTION 6.08. Plan of Reorganization. (a) This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date hereof and until the earlier to occur of the termination of this Agreement or the Effective Time, each party hereto shall use all reasonable efforts to cause the Transactions to qualify, and will not knowingly take any actions or cause or permit any actions to be taken, which could prevent the Transactions from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, the Parent nor any of their affiliates shall knowingly take any action or knowingly cause or permit any action to be taken which would cause the Transactions to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

                  (b) The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall execute and deliver to Cooley Godward LLP, counsel to the Company, and to PricewaterhouseCoopers, tax advisor to Parent, certificates substantially in the form attached hereto as Exhibits C and D, respectively, at such time or times as reasonably requested by such firms in connection with their delivery of opinions with respect to the Transactions. Prior to the Effective Time, none of the Company, Parent or Merger Sub shall take or cause to be taken any action which could cause to be untrue (or fail to take or cause not to be taken any action which could cause to be untrue) any of the representations in Exhibits C and D, respectively.

                  SECTION 6.09. Continuation of Benefits. (a) For a period of one year following the Effective Time, Parent and the Company shall continue and maintain the employee benefit plans and programs of the Company for the employees of the Company as in effect immediately prior to the Effective Time (subject to applicable Law); provided, however, that Parent and the Company shall not continue to maintain the Company Stock Plans. From and after the Effective Time, Parent shall honor, and shall cause the Company to honor, in accordance with their terms, all contracts, arrangements, policies, plans and commitments of the Company in accordance with such terms that are applicable to any employees of the Company that have been disclosed or made available to Parent pursuant to the provisions of Section 3.10 of this Agreement.

                  (b) To the extent that service is relevant for purposes of eligibility, participation or vesting under any employee benefit plan, program or arrangement established or maintained by the Company, employees of the Company shall be credited with service accrued prior to the Effective Time with the Company to the extent such service was recognized by the Company under such plans.

                  SECTION 6.10. Company Affiliate Letters. Not less than 30 days prior to the Effective Time, the Company shall deliver to Parent a list of names and addresses of those persons who, in the Company's reasonable judgment, at the record date for the Company Stockholders' Meeting, may be deemed affiliates of the Company under Rule 145 of the Securities Act, including, without limitation, all directors and officers of the Company, and the Company shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws. The Company shall use all reasonable efforts to deliver or cause to be delivered to Parent, prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit E (the "Company Affiliate Letter"), executed by each of the affiliates of the Company identified in the above-referenced list. The Company shall also use all reasonable efforts to obtain a Company Affiliate Letter as promptly as practicable from any person who may be deemed to have become an affiliate of the Company under Rule 145 of the Securities Act after the Company's delivery of the above-referenced list and prior to the Effective Time. The foregoing notwithstanding, Parent shall be entitled to place legends as specified in the Company Affiliate Letter on the certificates evidencing any of Parent ADSs to be received by (i) any affiliate of the Company or (ii) any person Parent reasonably identifies (by written notice to the Company) as being a person who may be deemed an affiliate of the Company, pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the depositary for the Parent ADSs, consistent with the terms of the Company Affiliate Letter, regardless of whether such person has executed the Company Affiliate Letter and regardless of whether such person's name and address appear in Section 3.22 of the Company Disclosure Schedule.

                  SECTION 6.11. Indemnification of Directors and Officers. (a) Parent agrees that the indemnification obligations set forth in the Company's Restated Certificate of Incorporation and Bylaws, in each case as of the date of this Agreement, shall survive the Transactions and shall not, except to the extent required by applicable Law, be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company.

                  (b) The Company shall, to the fullest extent permitted under applicable Law and regardless of whether the Transactions become effective, indemnify and hold harmless, and, after the Effective Time, Parent shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director or officer of the Company and each such person who served at the request of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director, in each case occurring before the Effective Time (including the transactions contemplated by this Agreement). Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation, the Company or Parent, as the case may be, shall pay the fees and expenses of counsel selected by any Indemnified Party, which counsel shall be reasonably satisfactory to the Company or Parent, as the case may be, promptly after statements therefor are received (unless Parent shall elect to defend such action) and (ii) the Company and Parent shall cooperate in the defense of any such matter, provided, however, that none of the Company or Parent shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed).

                  (c) For six years from the Effective Time, Parent shall provide (to the extent available in the market) to the Company's current directors and officers liability insurance protection of the same kind and scope as that provided by the Company's directors' and officers' liability insurance policies (copies of which have been made available to Parent); provided, however, that in no event shall Parent be required to expend more than 175% of the current amount expended by the Company (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto and further provided that if Parent is unable to maintain or obtain the insurance called for by this Section 6.11(c), it shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

                  (d) The rights of an Indemnified Party to indemnification and advancement of expenses under this Section 6.11 shall not be deemed exclusive of any other rights which the Indemnified Party may at any time be entitled to under applicable Law, any charter or bylaw provision, any agreement, vote of stockholders, resolution of disinterested directors or otherwise.

                  SECTION 6.12. Public Announcements. The initial press release concerning the Transactions shall be a joint press release and, thereafter, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement without the prior written approval of the other, except to the extent required by applicable Law or the requirements of NASDAQ or the Neuer Markt, in which case the issuing party shall use all reasonable efforts to consult with the other party before issuing any such release or making any such public statement.

                  SECTION 6.13. Stock Exchange Listings. (a) Each of the parties hereto shall use all reasonable efforts to obtain, prior to the Effective Time, the approval for listing on NASDAQ, effective upon official notice of issuance, of the Parent ADSs representing the Parent Ordinary Shares issuable to the Company's stockholders, the Company Optionholders and the Company Warrantholders in the Transactions as promptly as practicable after the date hereof, and in any event prior to the Effective Time.

                  (b) Each of the parties hereto shall use all reasonable efforts to obtain the approval for listing on the Neuer Markt and all other stock exchanges on which the Parent Ordinary Shares are listed of the Parent Ordinary Shares underlying the Parent ADSs issuable to the Company's stockholders in the Transactions as promptly as practicable after the Effective Time.

                  SECTION 6.14. Certain Obligations of Parent. Certain obligations of Parent set forth in this Agreement, including those obligations designed to survive the consummation of the Share Exchange require additional corporate actions by or with respect to Parent specified in the German Stock Corporation Law (Aktiengesetz) including ss.ss.203, 185 et seq. of the German Stock Corporation Law (Aktiengesetz) be taken. Parent shall recommend to its Supervisory Board (Aufsichtsrat) that such action be taken. As required by law, certain of such obligations of Parent shall be incorporated in agreements in connection with the contributions in kind to Parent, which agreements shall be entered into by Parent and the Exchange Agent in the context of the Share Exchange pursuant to ss.183 et seq. of the German Stock Corporation Law (Aktiengesetz).

                                   ARTICLE VII

                               CLOSING CONDITIONS

                  SECTION 7.01. Conditions to the Obligations of Each Party to Close. The obligations of the parties hereto to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:

                  (a) the F-4 Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the F-4 Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

                  (b) this Agreement shall have been adopted by the requisite vote of stockholders of the Company in accordance with the DGCL and the Company's Restated Certificate of Incorporation, which adoption shall not have been amended in any respect, withdrawn or otherwise rescinded;

                  (c) no court of competent jurisdiction shall have issued or entered any order, writ, injunction or decree, and no other Governmental Entity shall have issued any order, which is then in effect and has the effect of making any of the Transactions illegal or otherwise prohibiting the consummation of any of them;

                  (d) any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated;

                  (e) each of Ernst & Young and PricewaterhouseCoopers, as the independent public accountants of the Company and Parent, respectively, shall have issued the "comfort" letters referred to in Section 6.07; and

                  (f) the Parent ADSs issuable to the Company's stockholders, the Company Optionholders and the Company Warrantholders in the Transactions shall have been approved for listing on NASDAQ, subject to official notice of issuance.

                  SECTION 7.02. Conditions to the Obligations of Parent. The obligations of Parent to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

                  (a) each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and Parent shall have received a certificate of the Chairman or President and Executive Vice President of Finance and Administration of the Company to such effect;

                  (b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time and Parent shall have received a certificate of the Chairman or President and Executive Vice President of Finance and Administration of the Company to that effect;

                  (c) except as set forth in Section 3.08 of the Company Disclosure Schedule, no event or events shall have occurred or be reasonably likely to occur which, individually or in the aggregate, shall have had, or could reasonably be expected to have, a Company Material Adverse Effect;

                  (d) Parent shall have received a written opinion of PricewaterhouseCoopers, tax advisor to Parent, based on representations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, in the forms attached as Exhibits C and D, respectively, and normal assumptions (including, without limitation, that all steps necessary to effectuate the Share Exchange following the Effective Time will be required by the terms of this Agreement and will be substantially certain to occur and will be ministerial in nature), to the effect that the Transactions will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code, dated the Effective Time, which opinion shall not have been withdrawn or modified in any material respect;

                  (e) Thomas A. Wilson, Brian H. Hajost, Mark Paiewonsky and Mike Guido shall have executed employment agreements with Parent in form and substance satisfactory to Parent;

                  (f) none of the holders of the Company's Series A Preferred Stock shall have exercised a Change of Control Right of such holder of Series A Preferred Stock as a "Series A Holder" (as defined in the Series A Certificate of Designations as a result of a "Change of Control" (as defined in the Series A Certificate of Designations);

                  (g) the holders of the warrants issued in connection with the private placement of the Series K Convertible Preferred Stock of the Company shall have agreed to terminate the Registration Rights Agreement dated July 28, 1997 and the

         Company shall have terminated the registration statement pursuant to Rule 415 under the Securities Act that was filed with the SEC in satisfaction of the obligations of the Company pursuant to said Registration Rights Agreement;

                  (h) the holders of the warrants issued in connection with the private placement of the Series L Convertible Preferred Stock of the Company shall have agreed to terminate the Registration Rights Agreement dated December 8, 1997 and the Company shall have terminated the registration statement pursuant to Rule 415 under the Securities Act that was filed with the SEC in satisfaction of the obligations of the Company pursuant to said Registration Rights Agreement;

                  (i) the estate of Fred Kassner and Susan Kaufman shall have agreed to terminate the Registration Rights Agreement dated December 31, 1996; and

                  (j) the Company shall have filed with the Secretary of State of the State of Delaware a certificate of elimination with respect to the Company's Series D Preferred Stock, Series E Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock and Series L Preferred Stock.

                  SECTION 7.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, or to permit the consummation of the Transactions, are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

                  (a) each of the representations and warranties of Parent contained in this Agreement that is qualified by materiality shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and the Company shall have received a certificate of two Management Board Members (Vorstandsmitglieder) of Parent to such effect;

                  (b) Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time and the Company shall have received a certificate of two Management Board Members (Vorstandsmitglieder) of Parent to that effect;

                  (c) except as set forth in Section 4.07 of the Parent Disclosure Schedule, no event or events shall have occurred or be reasonably likely to occur which, individually or in the aggregate, shall have had, or could reasonably be expected to have, a Parent Material Adverse Effect; and

                  (d) the Company shall have received a written opinion of Cooley Godward, LLP, counsel to the Company, based on representations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, in the forms attached as Exhibits C and D, respectively, and normal assumptions (including, without limitation, that all steps necessary to effectuate the Share Exchange following the Effective Time will be required by the terms of this Agreement and will be substantially certain to occur and will be ministerial in nature), to the effect that the Transactions will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code, dated the date of the Effective Time, which opinion shall not have been withdrawn or modified in any material respect.

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

                  SECTION 8.01. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions, as follows:

                  (a) by mutual written consent duly authorized by the Board of Directors of the Company and the Management Board (Vorstand) of the Parent;

                  (b) by either Parent or the Company, if the Effective Time shall not have occurred on or before October 31, 2000; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date;

                  (c) by either Parent or the Company, if any Governmental Order, writ, injunction or decree preventing the consummation of the Transactions shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable;

                  (d) by Parent, if (i) in accordance with the proviso to
         Section 6.03(b), the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement and the Transactions in a manner adverse to Parent or its stockholders or shall have resolved to do so, or if the Board of Directors of the Company shall have refused to reaffirm its recommendation of this Agreement and the Transactions as promptly as practicable (but in any event within three business days) after receipt of any request by Parent to do so,
         (ii) the Board of Directors of the

         Company shall have recommended to the stockholders of the Company a Competing Transaction or shall have resolved to do so or (iii) a tender offer or exchange offer for 25 percent or more of the outstanding shares of any class or series of the capital stock of the Company is commenced and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by stockholders of the Company (including by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company's stockholders);

                  (e) by Parent or the Company, if this Agreement shall fail to receive the requisite votes for adoption at the Company Stockholders' Meeting or any adjournment or postponement thereof;

                  (f) by Parent if any holder of the Company's Series A Preferred Stock has exercised a Change of Control Right of such holder of Series A Preferred Stock as a "Series A Holder" (as defined in the Series A Certificate of Designations) as a result of a "Change of Control" (as defined in the Series A Certificate of Designations) and the exercise of such Change of Control Right is not withdrawn within 10 business days of its exercise;

                  (g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.02 would not be satisfied (a "Terminating Company Breach"); provided, however, that, if such Terminating Company Breach is curable by the Company through the exercise of all reasonable efforts and for so long as the Company continues to exercise such reasonable efforts, Parent may not terminate this Agreement under this
         Section 8.01(g); and provided further that the preceding proviso shall not in any event be deemed to extend any date set forth in clause (b) of this Section 8.01;

                  (h) by Parent, upon the breach of the Voting Agreement by any stockholder of the Company who is a party thereto;

                  (i) by the Company, upon breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in
         Section 7.03 would not be satisfied (a "Terminating Parent Breach"); provided, however, that, if such Terminating Parent Breach is curable by Parent through the exercise of all reasonable efforts and for so long as Parent continues to exercise such reasonable efforts, the Company may not terminate this Agreement under this Section 8.01(i); and provided further that the preceding proviso shall not in any event be deemed to extend any date set forth in clause (b) of this Section 8.01;

                  (j) by the Company, if the Board of Directors of the Company shall, following receipt of advice of outside legal counsel (who may be the Company's regularly engaged outside legal counsel) that failure to so terminate would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, in good faith have withdrawn, modified or changed its recommendation of the adoption of this Agreement and the Transactions in a manner adverse to Parent and, on or prior to such date, any person (other than Parent) shall have made a public announcement or otherwise communicated to the Company and its stockholders with respect to a Competing Transaction that, as determined by the Board of Directors of the Company in good faith after consultation with its outside legal counsel (who may be its regularly engaged outside legal counsel) and financial advisors, contains terms more favorable to the stockholders of the Company than those provided for in the Transactions; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(j) until three business days have elapsed following delivery to Parent of written notice of such determination of the Board of Directors of the Company (which written notice shall inform Parent of the material terms and conditions of the Competing Transaction); provided further, that such termination under this Section 8.01(j) shall not be effective until the Company has made payment to Parent of the amounts required to be paid pursuant to Section 8.05(b);

                  (k) by either Parent or the Company, if this Agreement shall not have been approved by the Supervisory Board (Aufsichtsrat) of Parent on or prior to May 31, 2000; or

                  (l) by Parent, if the Merger Consideration shall exceed 1,330,000 Parent ADSs.

                  SECTION 8.02. Effect of Termination. Except as provided in
Section 9.01, in the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent or the Company or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties hereto set forth in
Section 8.05; provided, however, that nothing herein shall relieve any party hereto from liability for the willful or intentional breach of any of its representations and warranties or the willful or intentional breach of any of its covenants or agreements set forth in this Agreement; provided further, that the Confidentiality Agreement shall survive any termination of this Agreement.

                  SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of the Board of Directors of the Company and the Management Board (Vorstand) of Parent at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the stockholders of the Company, no amendment may be made, except such amendments as have received the requisite stockholder approval and such amendments as are permitted to be made without stockholder approval under the DGCL. This Agreement may not be amended except by an instrument in writing signed by both Parent and the Company.

                  SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                  SECTION 8.05. Fees and Expenses. (a) Except as set forth in this Section 8.05, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Transactions are consummated.

                  (b)   The Company agrees that, if:

                  (i) the Company shall terminate this Agreement pursuant to Section 8.01(j) and Parent shall not have materially breached this Agreement,

                  (ii)  Parent shall terminate this Agreement pursuant to
         Section 8.01(d) and Parent shall not have materially breached this Agreement, or

                  (iii) (A) Parent shall terminate this Agreement pursuant to
         Section 8.01(e), (B) at the time of such failure to so approve this Agreement, there shall exist or have been proposed a Competing Transaction that has been publicly announced or otherwise communicated to the Company and its stockholders with respect to the Company, (C) within 15 months thereafter, the Company shall enter into a definitive agreement with respect to any Competing Transaction or any Competing Transaction shall be consummated and (D) Parent shall not have materially breached this Agreement, then, in the case of (i), prior to such termination, in the case of (ii), promptly after such termination, or, in the case of (iii), promptly after the consummation of the Competing Transaction referred to in clause (C), the Company shall pay to Parent an amount equal to $2,685,000 (the "Termination Fee") and all of Parent's Expenses (as defined below); provided, however, that the Company shall not be liable to reimburse Parent pursuant to this Section 8.05(b) for any Expenses in excess of $1.2 million in the aggregate.

                  (c) (i) The Company agrees that, if Parent terminates this Agreement pursuant to Section 8.01(g), the Company shall reimburse Parent for Parent's Expenses incurred in connection with pursuing the Transactions and (ii) Parent agrees that, if the Company terminates this Agreement pursuant to Section 8.01(i), Parent shall reimburse the Company for the Company's Expenses incurred in connection with pursuing the Transactions; provided, however, that neither the Company nor the Parent shall be liable to reimburse the other pursuant to this Section 8.05(c) for any amounts in excess of $1.2 million in the aggregate. "Expenses", as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Transactions, the preparation, printing, filing and mailing of the Registration Statement and the Proxy Statement, the solicitation of stockholder approvals, the filing of the HSR Act notice and all other matters related to the closing of the Transactions.

                  (d) Any payment required to be made pursuant to Section 8.05(a), (b) or (c) shall be made to the party entitled to receive such payment not later than two business days after delivery to the other party of notice of demand for payment and shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment in the notice of demand for payment delivered pursuant to this Section 8.05(d).

                  (e) In the event that the Company shall fail to pay the Termination Fee, the amount of any such Termination Fee shall be increased to include the costs and expenses actually incurred by Parent (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.05, together with interest on such unpaid Termination Fee, commencing on the date that such Termination Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, from time to time, as such bank's base rate plus 5.00%.

                                   ARTICLE IX

                               GENERAL PROVISIONS

                  SECTION 9.01. Non-Survival of Representations and Warranties. The representations and warranties of the Company and Parent contained in this Agreement shall not survive the Effective Time. The agreements and the covenants of the Company and Parent will survive the Effective Time indefinitely and the agreements and covenants set forth in Sections 8.02 and 8.05 and this Article IX shall survive termination of this Agreement pursuant to Section 8.01 indefinitely.

                  SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by an internationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

                  (a)  if to the Company:

                           TREEV, Inc.
                           13900 Lincoln Park Drive
                           3rd Floor
                           Herndon, Virginia 20171
                           USA
                           Attention: Julia A. Bowen, Esq.
                           Telecopier: +1 703 708-1558

                           with a copy to:

                           Cooley Godward, LLP
                           One Freedom Square - Reston Town Center
                           11951 Freedom Drive
                           Reston, Virginia 20190
                           USA
                           Attention: Joe W. Conroy
                           Telecopier: +1 703 456-8100

                  (b)  if to Parent:

                           CE Computer Equipment AG
                           Herforder Stra e 155A
                           33609 Bielefeld
                           Germany
                           Attention:  Thomas Wenzke
                           Telecopier: + 49 521 931 8111

                           with a copy to:

                           Shearman & Sterling
                           Broadgate West
                           9 Appold Street
                           London EC2A 2AP
                           United Kingdom
                           Attention: W. Jeffrey Lawrence
                           Telecopier: +44 20 7655 5500

                  SECTION 9.03. Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

                  (a) "affiliate" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

                  (b) "beneficial owner" with respect to any shares of capital stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any such shares;

                  (c) "business day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized to close in the City of New York, New York, USA or Frankfurt am Main, Germany;

                  (d)      "$" means United States Dollars;

                  (e) "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity;

                  (f) "person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government; and

                  (g) "subsidiary" or "subsidiaries" of any person means any corporation, limited liability company, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary of such person) owns, directly or indirectly, more than fifty percent of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                  (h) "trading day" means a day on which the Neuer Markt or NASDAQ is open for trading.

                  SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Transactions may be consummated as originally contemplated to the fullest extent possible.

                  SECTION 9.05. Entire Agreement; Assignment. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect thereto. This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise), except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

                  SECTION 9.06. Parties in Interest. This Agreement shall be binding upon and shall inure solely to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article II (the "Third Party Provisions"), nothing in this Agreement, express or implied, is intended to or shall confer upon any person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities of any nature whatsoever under or by reason of this Agreement. The Third Party Provisions are intended to be for the benefit of the beneficiaries thereof and may be enforced by such beneficiaries.

                  SECTION 9.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  SECTION 9.08. Governing Law. The capital contribution in kind included in the Share Exchange shall be governed by and effected in accordance with German law. In all other respects, this Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

                  SECTION 9.09. Consent to Jurisdiction; Venue. (a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for Delaware for the purpose of any action or proceeding arising out of or relating to this Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court sitting in Delaware. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

                  (b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action or proceeding relating to the Transactions, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.09 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

                  SECTION 9.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 9.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          TREEV, INC.


                                          By:  /s/     Thomas A. Wilson
                                             -----------------------------------
                                              Name:    Thomas A. Wilson
                                              Title:   President and Chief
                                                       Executive Officer


                                          By:  /s/     Brian H. Hajost
                                             -----------------------------------
                                              Name:    Brian H. Hajost
                                              Title:   Executive Vice President


                                          CE COMPUTER EQUIPMENT AG


                                          By:  /s/     Hans-Jurgen Brintrup
                                             -----------------------------------
                                              Name:    Hans-Jurgen Brintrup
                                              Title:   Member of the Board of
                                                       Management


                                          By:  /s/     Thomas Wenzke
                                             -----------------------------------
                                              Name:    Thomas Wenzke
                                              Title:   Member of the Board of
                                                       Management

                                                                       EXHIBIT A

                    LIST OF OFFICERS OF SURVIVING CORPORATION

                Julia A. Bowen, Vice President & General Counsel
                   Thomas Giampa, Vice President, Development
                 Michael Guido, Executive Vice President, Sales
   Brian H. Hajost, Executive Vice President, Finance & Corporate Development
          Richard McMahon, Senior Vice President, Professional Services
                  Mark A. Paiewonsky, Vice President of Finance
                   Thomas Wenzke, Chief Administrative Officer
              Thomas A. Wilson, President & Chief Executive Officer

                                                                       EXHIBIT B

                   LIST OF DIRECTORS OF SURVIVING CORPORATION

                                 Jurgen Brintrup
                                  Thomas Wenzke

                                                                       EXHIBIT C

                    FORM OF COMPANY TAX REPRESENTATION LETTER

                              [Company Letterhead]

As of [Closing Date], 2000

PricewaterhouseCoopers LLP                     Cooley Godward LLP
1177 Avenue of the Americas                    One Maritime Plaza
New York, NY 10036                             San Francisco, CA 94111-3699

Ladies and Gentlemen:

                  In order to enable you to deliver an opinion in connection with the proposed merger (the "Merger") of [Merger Sub] ("Merger Sub"), a Delaware corporation, with and into TREEV, Inc., a Delaware corporation (the "Company"), and related transactions, pursuant to which the Company will become a wholly-owned subsidiary of CE Computer Equipment AG, a German corporation ("Parent"), as described in the Amended and Restated Agreement and Plan of Merger between Parent and the Company, dated as of November 19, 1999 and amended and restated as of May 8, 2000 (the "Merger Agreement"), the undersigned officer of the Company hereby represents on behalf of the Company that, to the best knowledge and belief of such officer, after due inquiry and investigation, the following statements are true now and will continue to be true as of the Effective Time (as defined in the Merger Agreement):

1. The fair market value of the Parent ordinary shares represented by American Depositary Shares ("Parent ADSs") received by each Company shareholder in the transactions described in the Merger Agreement (the "Transactions"), will be approximately equal to the fair market value of the shares of the Company Common Stock and Series A Preferred Stock (collectively, the "Company Stock") surrendered in exchange therefor. The formulas set forth in the Merger Agreement for the exchange of Parent ADSs for Company Stock, and the other terms of the Merger Agreement, are the result of arm's-length bargaining.

2. Prior to and in connection with the Merger, (i) the Company has not redeemed (and will not redeem) any Company Stock and has not made (and will not make) any extraordinary distributions (as described in Treasury Regulation Section 1.368-1T(e)) with respect thereto and (ii) persons that are related to the Company within the meaning of Treasury Regulation Section 1.368-1(e)(3) (determined without regard to Treasury Regulation Section 1.368-1(e)(3)(i)(A)) have not acquired (and will not acquire) Company Stock from any holder thereof except as set forth in the Merger Agreement.

3. The Company does not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock (or other equity interest) in the Company or vote (or restrict or otherwise control the vote of)

         Company Stock that, if exercised or converted, would affect Parent's acquisition or retention of Control of the Company. For purposes of this letter, "Control" means the direct ownership of stock in the Company possessing at least 80% of the total combined voting power of all classes of stock of the Company entitled to vote and at least 80% of the total number of shares of each other class of stock of the Company. For purposes of determining Control, a person will not be considered to own shares of voting stock if rights to vote such shares (or to restrict or otherwise control the voting of such shares) are held by a third party (including a voting trust) other than an agent of such person.

4. The Company has no plan or intention to issue additional shares of its stock, or take any other action, that would result in Parent losing Control of the Company.

5. The Company and its shareholders will pay separately their respective expenses, if any, incurred in connection with the Transactions.

6. The Company is not an investment company as defined in sections 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code of 1986, as amended (the "Code").

7. The fair market value of the assets of the Company exceed the sum of its liabilities plus the amount of liabilities, if any, to which the assets are subject.

8. The Company is not under the jurisdiction of a court in a case under Title 11 of the United States Bankruptcy Code, or in a receivership, foreclosure or similar proceeding in a Federal or state court within the meaning of section 368(a)(3)(A) of the Code.

9. In connection with the Transactions, 100% of the total combined voting power of all classes of stock of the Company entitled to vote and 100% of the total number of shares of each other class of stock of the Company will be exchanged solely for Parent ADSs which are entitled to vote. For purposes of this representation, no cash or other property has been furnished directly or indirectly by Merger Sub or Parent (or anyone related to either of them within the meaning of Treasury Regulation Section 1.368- 1(e)(3), or anyone acting on behalf of any of them as an agent, in each case a "Related Party") in connection with redemptions or purchases of Company Stock by the Company or distributions by the Company to Company shareholders. In addition, no liabilities of the Company shareholders will be assumed by Parent or Merger Sub (or any Related Party), nor will any of the Company Stock be subject to any liabilities.

10. Pursuant to the Merger, Merger Sub will merge with and into the Company, and the Company will acquire all of the assets and liabilities of Merger Sub. Following the Transactions, the Company will continue to hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets held immediately prior to the Merger, and at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of Merger Sub held immediately prior to the Merger. For purposes of this representation, any amounts paid by the Company to dissenting Company shareholders or to Company shareholders who receive cash or other property in the Merger, amounts used by the Company to pay reorganization expenses, and all redemptions and distributions or other payments in respect of Company Stock (except for regular, normal dividends) made by the Company in contemplation of the Merger will be included as assets of the Company or Merger Sub, respectively, immediately prior to the Merger.

11. Other than in the ordinary course of business, the Company has not disposed of any of its assets (including any distributions of assets with respect to, or in redemption of, stock) since January 1, 1998.

12. Other than shares of Company Stock or options to acquire Company Stock issued as compensation to present or former service providers (including, without limitation, employees or directors of the Company) in the ordinary course of business, if any, no issuances of Company Stock or rights to acquire Company Stock have occurred since July 1, 1999 other than pursuant to options, warrants or agreements outstanding prior to July 1, 1999.

13. The liabilities of the Company have been incurred by the Company in the ordinary course of business.

14. There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount.

15. The documents listed in the attached Exhibit 1 represent the full and complete agreement among Parent, Merger Sub and the Company regarding the Transactions, and there are no other written or oral agreements regarding the Transactions.

16. The Transactions will be consummated solely in compliance with the material terms of the Merger Agreement. None of the material terms and/or conditions therein has been waived or modified, and there is no plan or intention to waive or to modify any such material term or condition.

17. The payment of cash in lieu of fractional shares of Parent ADSs is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained for consideration. The fractional share interests of each holder of Parent ADSs will be aggregated, and no such holder will receive cash in an amount equal to or greater than the value of one full share of Parent ADSs. The total cash consideration that will be paid to Company shareholders in lieu of fractional shares will not exceed 1% of the total consideration that will be issued to the Company shareholders in exchange for their shares. None of the cash to be paid in lieu of fractional shares will be provided, directly or indirectly, by Parent, Merger Sub or the Company.

18. The Company has no plan to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers described in Treasury Regulation Section 1.368-1(d) and Treasury Regulation Section 1.368-2(k) or section 368(a)(2)(C) of the Code (in which case the foregoing representation shall be deemed to apply to any transferee).

19. Following the Merger, the Company will continue a significant line of its historic business or use a significant portion of its historic business assets in a business.

20. None of the Parent ADSs received by any shareholder-employee of the Company in the Transactions will be separate consideration for, or allocable to, past or future services. None of the compensation received by any shareholder-employee of the Company is separate consideration for, or allocable to, such shareholder-employee's shares of Company Stock surrendered in the Transactions, and the compensation paid to such shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

21. The Company's principal reasons for participating in the Transactions are bona fide business purposes not related to taxes.

22. The undesigned officer is authorized to make the certifications contained in this letter on behalf of the Company.

         It is understood that (i) your opinion will be based on the representations set forth herein and on the statements contained in the Merger Agreement (including all schedules and exhibits thereto) and documents related thereto and (ii) your opinions will be subject to certain limitations and qualifications including that they may not be relied upon if any such representations are not accurate in all material respects.

                                           Very truly yours,


                                           TREEV, Inc.

                                           By:
                                              ----------------------------------
                                           Title:
                                                 -------------------------------

                                                                       Exhibit 1


                           MERGER AGREEMENT DOCUMENTS

1. Amended and Restated Agreement and Plan of Merger between CE Computer Equipment AG and TREEV, Inc., dated as of November 19, 1999 and amended and restated as of May 8, 2000.

2. Voting and Registration Rights Agreement, originally dated as of November 19, 1999 and amended as of May 8, 2000

3.       Series A Preferred Stock Agreement, dated as of [o], 2000.

4. Exchange Agent Agreement between CE Computer Equipment AG and [Exchange Agent], as agent, dated as of [o], 2000.

                                                                       EXHIBIT D


             FORM OF PARENT AND MERGER SUB TAX REPRESENTATION LETTER
             -------------------------------------------------------


                               [Parent Letterhead]

As of [Closing Date], 2000

PricewaterhouseCoopers LLP                          Cooley Godward LLP
1177 Avenue of the Americas                         One Maritime Plaza
New York, NY 10036                                  San Francisco, CA 94111-3699

Ladies and Gentlemen:

                  In order to enable you to deliver an opinion in connection with the proposed merger (the "Merger") of [Merger Sub] ("Merger Sub"), a Delaware corporation, with and into TREEV, Inc., a Delaware corporation (the "Company"), and related transactions, pursuant to which the Company will become a wholly-owned subsidiary of CE Computer Equipment AG, a German corporation ("Parent"), as described in the Amended and Restated Agreement and Plan of Merger between Parent and the Company, dated as of November 19, 1999 and amended and restated as of May 8, 2000 (the "Merger Agreement"), the undersigned officers of Parent and Merger Sub hereby represent on behalf of Parent and Merger Sub that, to the best knowledge and belief of such officers, after due inquiry and investigation, the following statements are true now and will continue to be true as of the Effective Time (as defined in the Merger Agreement):

1. The fair market value of the Parent ordinary shares represented by American Depositary Shares ("Parent ADSs") received by each Company shareholder in the transactions, described in the Merger Agreement (the "Transactions"), will be approximately equal to the fair market value of the shares of the Company Common Stock and Series A Preferred Stock (collectively, the "Company Stock") surrendered in exchange therefor. The formulas set forth in the Merger Agreement for the exchange of Parent ADSs for Company Stock, and the other terms of the Merger Agreement, are the result of arm's-length bargaining.

2. In connection with the Transactions, 100% of the total combined voting power of all classes of stock of the Company entitled to vote and 100% of the total number of shares of each other class of stock of the Company will be exchanged solely for Parent ADSs which are entitled to vote. For purposes of this representation, no cash or other property has been furnished directly or indirectly by Merger Sub or Parent (or anyone related to either of them within the meaning of Treasury Regulation Section 1.368- 1(e)(3), or anyone acting on behalf of any of them as an agent, in each case a "Related Party") in connection with redemptions or purchases of Company Stock by the Company or distributions by the Company to Company shareholders. In addition, no liabilities of the Company shareholders will be assumed by Parent or Merger Sub (or any Related Party), nor will any of the Company Stock be subject to any liabilities.

3. Pursuant to the Merger, Merger Sub will merge with and into the Company, and the Company will acquire all of the assets and liabilities of Merger Sub. Following the Transactions, Parent intends to cause the Company to hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets held immediately prior to the Merger, and at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of Merger Sub held immediately prior to the Merger. For purposes of this representation, any amounts paid by the Company or Merger Sub to dissenters, amounts paid by the Company or Merger Sub to Company shareholders who receive cash or other property, amounts used by the Company or Merger Sub to pay reorganization expenses, and all redemptions and distributions or other payments in respect of Company Stock (except for regular, normal dividends) made by the Company in contemplation of the Merger will be included as assets of the Company or Merger Sub, respectively, immediately prior to the transaction.

4. Following the Transactions, members of Parent's "qualified group" (as defined in Treasury Regulation Section 1.368-1(d)(4)) will continue a significant line of the historic business of the Company or use a significant portion of the Company's historic business assets in a business.

5. Following the Transactions, Parent has no plan or intention to liquidate the Company; to merge the Company with or into another corporation; to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers described in Treasury Regulation Section 1.368-1(d) and Treasury Regulation Section 1.368-2(k) (in which case the foregoing representation shall be deemed to apply to any transferee); to sell or otherwise dispose of any Company Stock; or to contribute Company Stock to any other entity, except for transfers described in section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code") or Treasury Regulation Section 1.368-2(k) (in which case the foregoing representations shall be deemed to apply to any transferee).

6. Parent has no plan or intention to reacquire any of its stock issued in the Transactions. To the best of the knowledge of the management of Parent, no person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3) and no person acting as an intermediary for Parent or such a related person has a plan or intention to acquire any of the Parent ADSs issued in the Transactions.

7. Parent has no plan or intention to cause the Company to issue additional shares of Company Stock that would result in Parent losing Control of the Company. For purposes of this letter, "Control" means the direct ownership of stock in the Company possessing at least 80% of the total combined voting power of all classes of stock of the Company entitled to vote and at least 80% of the total number of shares of each other class of stock of the Company. For purposes of determining Control, a person will not be considered to own shares of voting stock if rights to vote such shares (or to restrict or otherwise control the voting of such shares) are held by a third party (including a voting trust) other than an agent of such person.

8. The Exchange Agent (as defined in the Merger Agreement) has formed Merger Sub on behalf of and as the agent of Parent and will participate in the Transactions and otherwise effectuate the exchange of Parent ADSs for Company Stock solely to facilitate Parent's compliance with German corporate law regarding the issuance of shares.

9. Merger Sub was formed solely for the purpose of merging into the Company, has not and does not own any assets, and has not been and is not subject to any liabilities.

10. Prior to the Merger, the Exchange Agent will hold all of Merger Sub's issued and outstanding common stock on behalf of and as the agent of Parent.

11. No shares of Merger Sub will be used in consideration in the Merger or otherwise issued to shareholders of the Company.

12. The exchange by the Exchange Agent of the Company Stock for Parent ADSs will occur as soon as possible after the Merger.

13. Parent and Merger Sub will pay separately their respective expenses, if any, incurred in connection with the Transactions.

14. None of Parent, Merger Sub, or any other direct or indirect subsidiary of Parent beneficially owns, nor has owned during the past five years, any shares of Company Stock.

15. With respect to each instance, if any, in which shares of Company Stock have been purchased (a "Stock Purchase") by any person during the period since January 1, 1999: (i) the Stock Purchase was not made by such person as a representative of Parent; (ii) the purchase price paid by such person pursuant to the Stock Purchase was not advanced, and will not be reimbursed, either directly or indirectly, by Parent; (iii) at no time was such person or any other party required or obligated to surrender to Parent the Company Stock acquired in the Stock Purchase, and neither such person nor any other party will be required to surrender to Parent the Parent ADSs for which such shares of stock of the Company will be exchanged in the Merger; and (iv) the Stock Purchase was not a formal or informal condition to consummation of the Merger.

16. Neither Parent nor Merger Sub is an investment company as defined in sections 368(a)(2)(F)(iii) and (iv) of the Code.

17. None of the Parent ADSs received by any shareholder-employee of the Company in the Transactions will be separate consideration for, or allocable to, past or future services. None of the compensation received by any shareholder-employee of the Company is separate consideration for, or allocable to, such shareholder-employee's shares of Company Stock surrendered in the Transactions, and the compensation paid to such shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

18. The documents listed in the attached Exhibit 1 represent the full and complete agreement among Parent, Merger Sub and the Company regarding the Transactions, and there are no other written or oral agreements regarding the Transactions.

19. The Transactions will be consummated solely in compliance with the material terms of the Merger Agreement; as of the date hereof, none of the material terms and/or conditions therein has been waived or modified, and there is no plan or intention to waive or to modify any such material term or condition.

20. There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount.

21. The payment of cash in lieu of fractional shares of Parent ADSs is solely for the purposes of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained for consideration. The fractional share interests of each holder of Parent ADSs will be aggregated, and no such holder will receive cash in an amount equal to or greater than the value of one full share of Parent ADSs. The total cash consideration that will be paid to Company shareholders in lieu of fractional shares will not exceed 1% of the total consideration that will be issued to the Company shareholders in exchange for their shares. None of the cash to be paid in lieu of fractional shares will be provided, directly or indirectly, by Parent, Merger Sub or the Company.

22. Parent's principal reasons for participating in the Transactions are bona fide business purposes not related to taxes.

23. The undesigned officers are authorized to make the certifications contained in this letter on behalf of Parent and Merger Sub, respectively.

         It is understood that (i) your opinions will be based on the representations set forth herein and on the statements contained in the Merger Agreement (including all schedules and exhibits thereto) and documents related thereto and (ii) your opinions will be subject to certain limitations and qualifications including that they may not be relied upon if any such representations are not accurate in all material respects.

                                                     Very truly yours,

                                                     CE Computer Equipment AG

                                                     By:
                                                        ------------------------
                                                     Title:
                                                           ---------------------

                                                     Merger Sub

                                                     By:
                                                        ------------------------
                                                     Title:
                                                           ---------------------

                                                                       Exhibit 1

                           MERGER AGREEMENT DOCUMENTS
                           --------------------------

1. Amended and Restated Agreement and Plan of Merger between CE Computer Equipment AG and TREEV, Inc., dated as of November 19, 1999 and amended and restated as of May 8, 2000.

2. Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended as of May 8, 2000.

3.       Series A Preferred Stock Agreement, dated as of [o], 2000.

4. Exchange Agent Agreement between CE Computer Equipment AG and [Exchange Agent], as agent, dated as of [o], 2000.

                                                                       EXHIBIT E

                        FORM OF COMPANY AFFILIATE LETTER


TREEV, Inc.
13900 Lincoln Park Drive
3rd Floor
Herndon, Virginia 20171
USA

CE Computer Equipment AG
Herforder Stra e 155A
33609 Bielefeld
Germany

Ladies and Gentlemen:

                  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of TREEV, Inc., a Delaware corporation ("Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of November 19, 1999 and amended and restated as of May 8, 2000 (the "Agreement"), between CE Computer Equipment AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("Parent"), and the Company, [o], a Delaware corporation, shall be merged with and into the Company (the "Merger"), and the stockholders of the Company shall receive American Depositary Shares ("Parent ADSs") representing ordinary shares, without par value, of Parent ("Parent Ordinary Shares"), in exchange for shares of common stock, par value $.0001 per share, of the Company (the "Company Common Stock").

                  As a result of the Merger, I may receive Parent ADSs in exchange for shares (or upon exercise of options for shares or upon the exercise by me of rights under certain option plans of the Company that become exercisable upon the consummation of the Merger) owned by me of Company Common Stock or Series A Preferred Stock, warrants owned by me to acquire Company Common Stock or employee stock options of the Company as the case may be (the Parent ADSs together with the Parent Ordinary Shares are hereinafter collectively referred to as the "Parent Securities").

                  I represent, warrant and covenant to Parent that in the event I receive any Parent Securities as a result of the Merger:

                         A. I shall not make any sale, transfer or other disposition of Parent Securities in violation of the Act or the Rules and Regulations.

                         B. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Parent Securities to the extent I felt necessary, with my counsel or counsel for the Company.

                         C. I have been advised that the issuance of Parent Securities to me pursuant to the Merger shall be registered with the Commission under the Act on a Registration Statement on Form F-4. However, I have also been advised that, since (a) at the time the Merger shall be submitted for a vote of the stockholders of the Company, I may be deemed to be an affiliate of the Company and (b) the distribution by me of Parent Securities has not been registered under the Act, I may not sell, transfer or otherwise dispose of Parent Securities issued to me in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act,
         (ii) such sale, transfer or other disposition has been registered under the Act or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

                         D. I understand that, except as provided in the Agreement [and in the Voting Agreement, as amended, to which I am a party], Parent is under no obligation to register the sale, transfer or other disposition of Parent Securities by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

                         E. I also understand that stop transfer instructions will be given to Parent's transfer agents or the depositary for the Parent ADSs with respect to Parent Securities issued to me and that there will be placed on the certificates for Parent Securities issued to me, or any substitutions therefor, a legend stating in substance:

                         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED BETWEEN THE REGISTERED HOLDER HEREOF AND CE COMPUTER EQUIPMENT AG, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF CE COMPUTER EQUIPMENT AG."

                         F. I also understand that, unless the sale or transfer by me of Parent Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to my transferee:

                         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SECURITIES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

                  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                                 Very truly yours,



                                                 -------------------------------
                                                 Name:




Accepted this ____ day of

_____________ , 2000, by


CE COMPUTER EQUIPMENT AG


By:
   ---------------------------
   Name:
   Title:


TREEV, INC.


By:
   ---------------------------
   Name:
   Title:

                                                                      EXHIBIT 17
                                                                      ----------



                                                                  EXECUTION COPY

           AMENDMENT NO. 1 TO VOTING AND REGISTRATION RIGHTS AGREEMENT

         AMENDMENT NO. 1 TO VOTING AND REGISTRATION RIGHTS AGREEMENT, dated as of May 8, 2000 (this "Amendment"), among CE Computer Equipment AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany (the "Acquiror"), and each of the parties identified on Schedule A hereto (individually a "Stockholder" and collectively, the "Stockholders").

         WHEREAS, the Acquiror and each of the Stockholders have entered into the Voting and Registration Rights Agreement (the "Voting Agreement"), dated as of November 19, 1999 (capitalized terms used but not defined in this Amendment having the meanings assigned to them in the Voting Agreement);

         WHEREAS, the Acquiror and TREEV, Inc., a Delaware corporation (the "Company") have entered into the Agreement and Plan of Merger, dated as of November 19, 1999 (the "Original Merger Agreement");

         WHEREAS, the Acquiror executed a Letter Waiver, dated March 22, 2000, in favor of the Company, waiving compliance with the closing condition contained in Section 7.02(g) of the Original Merger Agreement;

         WHEREAS, the Acquiror and the Company have, contemporaneously with the execution of this Amendment, amended and restated the Original Merger Agreement (as so amended and restated, the "Amended and Restated Merger Agreement") to reflect, among other things, that (i) the Acquiror and the Company no longer intend that the Merger shall be accounted for as a "pooling of interests" for financial reporting purposes under applicable United States accounting rules and the accounting standards of the United States Securities and Exchange Commission, (ii) the approval of the Amended and Restated Merger Agreement by the stockholders of the Acquiror is not required and (iii) the Company's Series M Convertible Preferred Stock, par value $.0001 per share, and the Company's Series M1 Convertible Preferred Stock, par value $.0001 per share, have been converted into common stock, par value $.0001 per share, of the Company;

         WHEREAS, as an essential condition and inducement to the Acquiror to enter into the Amended and Restated Merger Agreement and in consideration therefor, the undersigned Stockholders and the Acquiror have entered into this Amendment;

NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

SECTION 1. In accordance with Section 5.09 of the Voting Agreement, effective as of the date hereof, (a) references in the Voting Agreement to the "Merger Agreement" shall mean the Amended and Restated Merger Agreement and (b) references in the Voting Agreement to the "Merger" and to the "transactions contemplated by the Merger Agreement" shall mean the Merger and the transactions contemplated by the Amended and Restated Merger Agreement.

SECTION 2. Concurrently with the execution of this Amendment, each Stockholder agrees to deliver to the Acquiror a proxy in the form attached hereto as Exhibit 1 (a "Proxy"), which shall be irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law, covering the total number of Shares beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by such Stockholder set forth therein.

SECTION 3. In accordance with Section 5.09 of the Voting Agreement, effective as of the date hereof, the last sentence of Section 4.02(d) of the Voting Agreement shall be amended and restated in its entirety to read as follows:

                  "For purposes of this Agreement, the term "Company Stockholders" shall mean, collectively, (i) the Series A Stockholders (as defined in the Series A Preferred Voting and Registration Rights Agreement among the Acquiror and certain holders of Series A Cumulative Convertible Preferred Stock of the Company) and (ii) the Stockholders."

SECTION 4. In accordance with Section 5.09 of the Voting Agreement, effective as of the date hereof, the address of Shearman & Sterling as set forth in Section 5.03(b) of the Voting Agreement shall be restated and amended in its entirety to read as follows:

                                   "Shearman & Sterling
                                   9 Appold Street
                                   London EC2A 2AP
                                   United Kingdom
                                   Telecopy: +44 20 7655 5500
                                   Attention:  W. Jeffrey Lawrence"

SECTION 5. The Voting Agreement, except, upon their becoming effective, to the extent of the amendments specifically provided in this Amendment, is and shall continue to be in full force and effect. On and after the effective date of this Amendment each reference in the Voting Agreement to "this Agreement", "herein", "hereof" or words of like meaning referring to the Voting Agreement, shall mean the Voting Agreement as amended by this Amendment.

SECTION 6. This Amendment shall be governed by the laws of the State of Delaware excluding (to the greatest extent permissible by law) any rule of law that would cause the application of the laws of any jurisdiction other than the State of Delaware. All actions and proceedings arising out of or related to this Amendment shall be heard and determined in any Delaware State or federal court sitting in Delaware.

SECTION 7. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of the parties hereto have caused this Amendment to be duly executed as of the date first written above.




                                       CE COMPUTER EQUIPMENT AG


                                        /s/    Hans-Jurgen Brintrup
                                       -----------------------------------------
                                       Name:   Hans-Jurgen Brintrup
                                       Title:  Member of the Board of Management


                                        /s/    Thomas Wenzke
                                       -----------------------------------------
                                       Name:   Thomas Wenzke
                                       Title:  Member of the Board of Management


                                       JAMES J. LETO


                                        /s/    James J. Leto
                                       -----------------------------------------


                                       ROBERT P. BERNARDI


                                        /s/    Robert P. Bernardi
                                       -----------------------------------------


                                       JOHN F. BURTON


                                        /s/    John F. Burton
                                       -----------------------------------------


                                       C. ALAN PEYSER


                                        /s/    C. Alan Peyser
                                       -----------------------------------------


                                       THOMAS A. WILSON


                                        /s/    Thomas A. Wilson
                                       -----------------------------------------


                                       MARK A. PAIEWONSKY


                                        /s/    Mark A. Paiewonsky
                                       -----------------------------------------

                                       RICHARD G. MCMAHON


                                        /s/    Richard G. McMahon
                                       -----------------------------------------


                                       BRIAN H. HAJOST


                                        /s/    Brian H. Hajost
                                       -----------------------------------------


                                       HORACE T. ARDINGER, JR.


                                        /s/    Horace T. Ardinger, Jr.
                                       -----------------------------------------


                                       DOUGLAS ADKINS


                                        /s/    Douglas Adkins
                                       -----------------------------------------

                                   Schedule A



                                                                                          Shares of Company
                                                                                            Common Stock
                                                                                             Subject to
                                          Stockholder Name          Shares of Company       Warrants and
Beneficial Owner                            and Address                Common Stock            Options
----------------                          ----------------          -----------------     ------------------
James J. Leto                      James J. Leto                         124,687               568,992
                                   3650 S.E. Torch Lake Drive
                                   Bellaire, MI  49615

Robert P. Bernardi                 Robert P. Bernardi                    111,875               128,699
                                   10607 Creamcup Ln
                                   Great Falls, VA  22066

John F. Burton                     John F. Burton                           0                  42,328
                                   1110 Havey Road
                                   McLean, VA  22101

C. Alan Peyser                     C. Alan Peyser                         6,000                38,018
                                   7 Arrowhead Terrace
                                   Bethesda, MD  20817

Thomas A. Wilson                   Thomas A. Wilson                         0                  375,000
                                   127 Dunedin Court
                                   Cary, NC 27511

Mark A. Paiewonsky                 Mark A. Paiewonsky                       0                  65,000
                                   1403 Earnshaw Court
                                   Reston, VA  20190

Richard G. McMahon                 Richard G. McMahon                     3,768                75,000
                                   22 Glenhurst Court
                                   North Potomac, MD  20878

Brian H. Hajost                    Brian H. Hajost                        4,587                150,001
                                   11287 Inglish Mill Dr.
                                   Great Falls, VA  22066

Horace T. Ardinger, Jr.            Horace T. Ardinger, Jr.              4,031,094              165,500
                                   1701 Elm Street
                                   Suite 3000
                                   Thanksgiving Tower
                                   Dallas, TX  75201





Douglas Adkins                     Douglas Adkins                       1,092,288              43,750
                                   1701 Elm Street
                                   Suite 3000
                                   Thanksgiving Tower
                                   Dallas, TX  75201




                                                                       Exhibit 1
                                                                       ---------


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000           STOCKHOLDER


                             By:-----------------------------------------------


                             Shares beneficially owned:

                                        shares of Company common stock
                             ----------


                                        shares of Company common stock subject
                             ---------- to options and warrants

                                                                      EXHIBIT 18
                                                                      ----------



                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000                   Douglas Adkins, STOCKHOLDER


                                     By: /s/   Douglas Adkins
                                        -------------------------------------


                                     Shares beneficially owned:

                                     1,092,288 shares of Company common stock


                                     43,750 shares of Company common stock
                                     subject to options and warrants

                                                                      EXHIBIT 19
                                                                      ----------



                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000            Horace T. Ardinger, Jr., STOCKHOLDER


                              By: /s/  Horace T. Ardinger, Jr.
                                 -------------------------------------


                              Shares beneficially owned:

                              4,031,094 shares of Company common stock


                              165,500 shares of Company common stock
                              subject to options and warrants

                                                                      EXHIBIT 20
                                                                      ----------



                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000                       Brian J. Hajost, STOCKHOLDER


                                         By: /s/  Brian J. Hajost
                                            -----------------------------------


                                         Shares beneficially owned:

                                         4,587 shares of Company common stock


                                         150,001 shares of Company common stock
                                         subject to options and warrants

                                                                      EXHIBIT 21
                                                                      ----------



                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000                 Richard E. McMahon, STOCKHOLDER


                                   By: /s/  Richard E. McMahon
                                      -----------------------------------


                                   Shares beneficially owned:

                                   3,768 shares of Company common stock


                                   75,000 shares of Company common stock
                                   subject to options and warrants

                                                                      EXHIBIT 22
                                                                      ----------


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000                        Mark A. Paiewonsky, STOCKHOLDER


                                          By: /s/   Mark A. Paiewonsky
                                             ----------------------------------


                                          Shares beneficially owned:

                                          0 shares of Company common stock


                                          65,000 shares of Company common stock
                                          subject to options and warrants

                                                                      EXHIBIT 23
                                                                      ----------


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000                        Thomas A. Wilson, STOCKHOLDER


                                          By: /s/  Thomas A. Wilson
                                            ------------------------------------


                                          Shares beneficially owned:

                                          0 shares of Company common stock


                                          375,000 shares of Company common stock
                                          subject to options and warrants

                                                                      EXHIBIT 24
                                                                      ----------


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000                        C. Alan Peyser, STOCKHOLDER


                                          By: /s/  C. Alan Peyser
                                             ----------------------------------


                                          Shares beneficially owned:

                                          6,000 shares of Company common stock


                                          38,018 shares of Company common stock
                                          subject to options and warrants

                                                                      EXHIBIT 25
                                                                      ----------



                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000                      John F. Burton, STOCKHOLDER


                                        By: /s/  John F. Burton
                                           ----------------------------------


                                        Shares beneficially owned:

                                        0 shares of Company common stock


                                        42,328 shares of Company common stock
                                        subject to options and warrants

                                                                      EXHIBIT 26
                                                                      ----------


                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000                   Robert P. Bernardi, STOCKHOLDER


                                     By:  /s/  Robert P. Bernardi
                                        -------------------------------------


                                     Shares beneficially owned:

                                     111,875 shares of Company common stock


                                     128,699 shares of Company common stock
                                     subject to options and warrants

                                                                      EXHIBIT 27
                                                                      ----------



                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement, dated as of November 19, 1999 and amended by Amendment No. 1 to the Voting and Registration Rights Agreement, dated as of May 8, 2000, by and among the Acquiror, the undersigned and other stockholders of the Company (as so amended, the "Voting Agreement"), and is granted in consideration of the Acquiror having entered into the Agreement and Plan of Merger, dated as of November 19, 1999, and amended and restated as of May 8, 2000, between the Acquiror and the Company (as so amended and restated, the "Amended and Restated Merger Agreement"). The Amended and Restated Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Amended and Restated Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Amended and Restated Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).


Dated: May 8, 2000                  James J. Leto, STOCKHOLDER


                                    By:  /s/   James J. Leto
                                       ------------------------------------


                                     Shares beneficially owned:

                                     124,687 shares of Company common stock


                                     568,992 shares of Company common stock
                                     subject to options and warrants

                                                                      EXHIBIT 28
                                                                      ----------


Bielefeld, Germany and Herndon, Virginia, May 9, 2000 -- CE Computer Equipment AG and TREEV, Inc. today announced that, following extensive review with their independent public accountants, they have concluded that CE will not account for its pending acquisition of TREEV as a pooling-of-interests under applicable U.S. accounting rules.

                  As previously announced, CE and TREEV entered into a merger agreement in November 1999 which provided that CE would acquire TREEV in a transaction that was conditional on its being accounted for as a pooling of interests. CE and TREEV have amended and restated the merger agreement as of May 8, 2000 to reflect that they no longer intend to account for the transaction as a pooling of interests and expect that CE will account for the acquisition as a purchase transaction. As previously announced, CE will issue a total of 1,330,000 Ordinary Shares in the form of American Depositary Shares (ADSs) in exchange for the outstanding shares of TREEV Common Stock and Preferred Stock and for the outstanding warrants and options for TREEV Common Stock.

                  The merger is subject to governmental and shareholder approvals and customary closing conditions and is expected to be completed during the third quarter of 2000. Stockholders owning more than 33% of TREEV's common stock have agreed to vote their shares in favor of the merger.

Your contacts:

CE Computer Equipment Aktiengesellschaft
Kerstin Kohl, Manager Investor Relations
Herforder Stra(beta)e 155a, D-33609 Bielefeld
Phone: +49 (0)521/93 18-288  Fax: +49 (0)521/93 18-111
E-mail: k.kohl@ce-ag.com

TREEV, Inc.

Brian Hajost, Executive Vice President
13900 Lincoln Park Drive
3rd Floor
Herndon, Virginia 20171
Phone: +1 703 904 3185  Fax: +1 703 708 1546
E-mail:  bhajost@treev.com

STATEMENTS MADE IN THIS RELEASE THAT STATE THE BELIEFS OR EXPECTATIONS OF CE COMPUTER EQUIPMENT, TREEV OR THEIR RESPECTIVE MANAGEMENTS AND WHICH ARE NOT HISTORICAL FACTS OR WHICH APPLY PROSPECTIVELY ARE FORWARD-LOOKING STATEMENTS. IT IS IMPORTANT TO NOTE THAT ACTUAL RESULTS AND EVENTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.